UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month May 2016

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .               .

Grifols, S.A.

Item		Sequential Page Number

1.	Distribution to Security Holders, dated May 5, 2016.	2

This Form 6-K is hereby incorporated by reference into Grifols, S.A.’s registration statement on Form F-3 (Registration Number 333-188074) to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Gr'fo s, S.A. and suos·d·ar·es Condensed Consolidated Interim Financial Statements 31 March 2016 (Together with the Report of Independent Registered Public Accounting Firm)

KPMG Audltores S.L Torre Realia Piad'Europa,41-43 08908 L'Hospitalet de Llobregat Barcelona Report of Independent Registered Public Accounting Firm The Board of Directors and Stockholders of Grifols, S.A. We have reviewed the accompanying condensed consolidated balance sheet ofGrifols, S.A. and subsidiaries (the "Company") as of 31 March 2016, and the related condensed consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the three-month periods ended 31 March 2016 and 2015. These condensed consolidated interim financial statements are the responsibility of the Company's management. We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim fmancial infonnation consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion. Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in confonnity with lAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet ofGrifols, S.A. and subsidiaries as of31 December 2015, and the related consolidated statements of profit or loss, comprehensive income, changes in consolidated equity, and cash flows for the year then ended (not presented herein); and in our report dated 5 April 2016, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the infonnation set forth in the accompanying condensed consolidated balance sheet as of 31 December 20 I 5, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived. KPMG Auditores, S.L. Barcelona, Spain 3 May 20I6 KPMG AudiiOrol S.L.,1llmllod UobUity Spanish compa ny and 1member firm of lht KPMG network of indapendent member ftrms afiHated wlttl KPMG lnternttionel Cooperl1ive t•KPMG lnttrnationti•L 1SoMIS entity. Reg. Mer M adrid, T. 11.9151, F.90, Soc. 8, H. M·181.007, lnscri p.9 N.I.F.8 78510153

GRIFOLS, S.A. and Subsidiaries Notes to Condensed Consolidated Interim Financial Statements for the three-month period ended 31 March 2016 CONTENTS x Condensed Consolidated Interim Financial Statements ƒ ƒ ƒ ƒ ƒ Balance Sheet Statement of Profit or Loss Statement of Comprehensive Income Statement of Cash Flows Statement of Changes in Equity x Notes to Condensed Consolidated Interim Financial Statements (1) (2) (3) (4) (5) (6) (7) (8) (9) (10) (11) (12) (13) (14) (15) (16) (17) (18) (19) General Information Basis of Presentation and Accounting Principles Applied Changes in the composition of the Group Financial Risk Management Policy Segment Reporting Goodwill Other Intangible Assets and Property, Plant and Equipment Non-Current Financial Assets Trade and Other Receivables Equity Financial Liabilities Expenses by Nature Finance Result Taxation Discontinued Operations Contingencies Financial Instruments Related Parties Subsequent Events I

GRIFOLS, S.A. and Subsidiaries

CONTENTS

- **Notes to Condensed Consolidated Interim Financial Statements**

  (1) General Information
  (2) Basis of Presentation and Accounting Principles Applied
  (3) Changes in the composition of the Group
  (4) Financial Risk Management Policy
  (5) Segment Reporting
  (6) Goodwill
  (7) Other Intangible Assets and Property, Plant and Equipment
  (8) Non-Current Financial Assets
  (9) Trade and Other Receivables
  (10) Equity
  (11) Financial Liabilities
  (12) Expenses by Nature
  (13) Finance Result
  (14) Taxation
  (15) Discontinued Operations
  (16) Contingencies
  (17) Financial Instruments
  (18) Related Parties
  (19) Subsequent Events

I

GRIFOLS, S.A. AND SUBSIDIARIES Condensed Consolidated Balance Sheets as of 31 March 2016 and 31 December 2015 (Expressed in thousands of Euros) Assets 31/03/2016 31/12/2015 (unaudited) Non-current assets Goodwill (note 6) Other intangible assets (note 7) Property, plant and equipment (note 7) Investments in equity accounted investees Non-current financial assets (note 8) Deferred tax assets 3,381,398 1,107,712 1,606,963 79,869 30,362 79,468 3,532,359 1,161,572 1,644,402 76,728 30,388 66,794 Total non-current assets 6,285,772 6,512,243 Current assets Inventories Trade and other receivables Trade receivables (note 9) Other receivables (note 9) Current tax assets Trade and other receivables Other current financial assets Other current assets Cash and cash equivalents 1,446,324 1,431,391 379,430 61,625 362,406 60,520 27,059 60,270 468,114 965 30,293 1,007,577 483,196 1,294 31,091 1,142,500 Total current assets 2,953,273 3,089,472 Total assets 9,239,045 9,601,715 The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Assets	31/03/2016	31/12/2015
	(unaudited)	
Non-current assets		
Goodwill (note 6)	3,381,398	3,532,359
Other intangible assets (note 7)	1,107,712	1,161,572
Property, plant and equipment (note 7)	1,606,963	1,644,402
Investments in equity accounted investees	79,869	76,728
Non-current financial assets (note 8)	30,362	30,388
Deferred tax assets	79,468	66,794
Total non-current assets	**6,285,772**	**6,512,243**
Current assets		
Inventories	1,446,324	1,431,391
Trade and other receivables		
Trade receivables (note 9)	379,430	362,406
Other receivables (note 9)	61,625	60,520
Current tax assets	27,059	60,270
Trade and other receivables	468,114	483,196
Other current financial assets	965	1,294
Other current assets	30,293	31,091
Cash and cash equivalents	1,007,577	1,142,500
Total current assets	**2,953,273**	**3,089,472**
Total assets	**9,239,045**	**9,601,715**

GRIFOLS, S.A. AND SUBSIDIARIES Condensed Consolidated Balance Sheets as of 31 March 2016 and 31 December 2015 (Expressed in thousands of Euros) Equity and liabilities 31/03/2016 31/12/2015 (unaudited) Equity Share capital (note 10) Share premium (note 10) Reserves (note 10) Treasury stock (note 10) Interim dividend Profit attributable to the Parent Total Cash flow hedges Other comprehensive Income Translation differences 119,604 910,728 1,909,640 (56,894) (119,615) 119,604 910,728 1,371,061 (58,575) (119,615) 125,246 532,145 2,888,709 5,654 (364) 2,755,348 3,329 3,035 398,598 534,491 Other comprehensive income 403,888 540,855 Equity attributable to the Parent Non-controlling interests 3,292,597 4,838 3,296,203 5,187 Total equity 3,297,435 3,301,390 Liabilities Non-current liabilities Grants Provisions Non-current financial liabilities (note 11) Deferred tax liabilities 12,865 5,562 4,414,739 615,244 13,120 4,980 4,597,654 631,565 Total non-current liabilities 5,048,410 5,247,319 Current liabilities Provisions 111,107 123,049 Current financial liabilities (note 11) Debts with associates Trade and other payables Suppliers Other payables Current income tax liabilities Total trade and other payables Other current liabilities 210,514 133 262,497 443 379,996 90,872 409,986 106,171 24,318 16,196 495,186 76,260 532,353 134,664 Total current liabilities 893,200 1,053,006 Total liabilities 5,941,610 6,300,325 Total equity and liabilities 9,239,045 9,601,715 The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Equity and liabilities	31/03/2016 (unaudited)	31/12/2015
Equity		
Share capital (note 10)	119,604	119,604
Share premium (note 10)	910,728	910,728
Reserves (note 10)	1,909,640	1,371,061
Treasury stock (note 10)	(56,894)	(58,575)
Interim dividend	(119,615)	(119,615)
Profit attributable to the Parent	125,246	532,145
Total	2,888,709	2,755,348
Cash flow hedges	5,654	3,329
Other comprehensive Income	(364)	3,035
Translation differences	398,598	534,491
Other comprehensive income	403,888	540,855
Equity attributable to the Parent	**3,292,597**	**3,296,203**
Non-controlling interests	4,838	5,187
Total equity	**3,297,435**	**3,301,390**
Liabilities		
Non-current liabilities		
Grants	12,865	13,120
Provisions	5,562	4,980
Non-current financial liabilities (note 11)	4,414,739	4,597,654
Deferred tax liabilities	615,244	631,565
Total non-current liabilities	**5,048,410**	**5,247,319**
Current liabilities		
Provisions	111,107	123,049
Current financial liabilities (note 11)	210,514	262,497
Debts with associates	133	443
Trade and other payables		
Suppliers	379,996	409,986
Other payables	90,872	106,171
Current income tax liabilities	24,318	16,196
Total trade and other payables	495,186	532,353
Other current liabilities	76,260	134,664
Total current liabilities	**893,200**	**1,053,006**
Total liabilities	**5,941,610**	**6,300,325**
Total equity and liabilities	**9,239,045**	**9,601,715**

GRIFOLS, S.A. AND SUBSIDIARIES Condensed Consolidated Statements of Profit or Loss for each of the three-month periods ended 31 March 2016 and 2015 (Expressed in thousands of Euros) Three-Months' Ended 31/03/2016 31/03/2015 (unaudited) Continuing Operations Net revenue (note 5) Cost of sales Gross Margin Research and Development Sales, General and Administration expenses Operating Expenses Operating Results Finance income Finance costs Change in fair value of financial instruments Exchange differences 958,933 (484,754) 908,384 (457,282) 474,179 (47,665) (195,061) 451,102 (50,916) (163,825) (242,726) 231,453 1,914 (63,229) (4,556) (2,694) (214,741) 236,361 1,402 (60,765) (5,856) (9,027) Finance Result (note 13) Share of income/losses of equity accounted investees (68,565) (74,246) 1,351 (315) Profit before income tax from continuing operations Income tax expense (note 14) Profit after income tax from continuing operations Consolidated profit for the period Profit attributable to the Parent Loss attributable to non-controlling interest 164,239 (39,417) 161,800 (33,978) 124,822 124,822 125,246 (424) 127,822 127,822 128,490 (668) Basic earnings per share (Euros) Diluted earnings per share (Euros) 0.18 0.18 0.19 0.19 The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

(Expressed in thousands of Euros)

	Three-Months' Ended	
	31/03/2016	**31/03/2015**
	(unaudited)	
Continuing Operations		
Net revenue (note 5)	958,933	908,384
Cost of sales	(484,754)	(457,282)
Gross Margin	**474,179**	**451,102**
Research and Development	(47,665)	(50,916)
Sales, General and Administration expenses	(195,061)	(163,825)
Operating Expenses	**(242,726)**	**(214,741)**
Operating Results	**231,453**	**236,361**
Finance income	1,914	1,402
Finance costs	(63,229)	(60,765)
Change in fair value of financial instruments	(4,556)	(5,856)
Exchange differences	(2,694)	(9,027)
Finance Result (note 13)	**(68,565)**	**(74,246)**
Share of income/losses of equity accounted investees	1,351	(315)
Profit before income tax from continuing operations	**164,239**	**161,800**
Income tax expense (note 14)	(39,417)	(33,978)
Profit after income tax from continuing operations	**124,822**	**127,822**
Consolidated profit for the period	**124,822**	**127,822**
Profit attributable to the Parent	125,246	128,490
Loss attributable to non-controlling interest	(424)	(668)
Basic earnings per share (Euros)	0.18	0.19
Diluted earnings per share (Euros)	0.18	0.19

GRIFOLS, S.A. AND SUBSIDIARIES Condensed Consolidated Statements of Comprehensive Income for each of the three-month periods ended 31 March 2016 and 2015 (Expressed in thousands of Euros) Three-Months' Ended 31/03/16 31/03/15 (unaudited) Consolidated profit for the period 124,822 127,822 Items for reclassification to profit or loss, after tax Translation differences Equity accounted investees Cash flow hedges - effective part of changes in fair value Cash flow hedges - amounts taken to profit and loss Other comprehensive income Tax effect (133,857) (1,961) 8,770 (4,556) (4,532) (756) 337,217 3,230 12,186 (6,712) (321) (1,034) Other comprehensive income for the period, after tax (136,892) 344,566 Total comprehensive income for the period (12,070) 472,388 Total comprehensive income attributable to the Parent Total comprehensive loss attributable to non-controlling interests (11,721) (349) 472,955 (567) Total comprehensive income for the period (12,070) 472,388 The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

	Three-Months' Ended	
	31/03/16	**31/03/15**
	(unaudited)	
Consolidated profit for the period	**124,822**	**127,822**
Items for reclassification to profit or loss, after tax		
Translation differences	(133,857)	337,217
Equity accounted investees	(1,961)	3,230
Cash flow hedges - effective part of changes in fair value	8,770	12,186
Cash flow hedges - amounts taken to profit and loss	(4,556)	(6,712)
Other comprehensive income	(4,532)	(321)
Tax effect	(756)	(1,034)
Other comprehensive income for the period, after tax	**(136,892)**	**344,566**
Total comprehensive income for the period	**(12,070)**	**472,388**
Total comprehensive income attributable to the Parent	(11,721)	472,955
Total comprehensive loss attributable to non-controlling interests	(349)	(567)
Total comprehensive income for the period	**(12,070)**	**472,388**

GRIFOLS, S.A. AND SUBSIDIARIES Condensed Consolidated Statements of Cash Flows for each of the three-month periods ended 31 March 2016 and 2015 (Expressed in thousands of Euros) 31/03/2016 31/03/2015 (unaudited) Cash flows from operating activities Profit before tax Adjustments for: Amortisation and depreciation Other adjustments: (Profit)/Losses on equity accounted investments Impairment of Assets and net provision changes Loss / (profit) on disposal of fixed assets Government grants taken to income Finance cost / (income) Other adjustments Changes operating assets and liabilities Change in inventories Change in trade and other receivables Change in current financial assets and other current assets Change in current trade and other payables Other cash flows used in operating activities Interest paid Interest recovered Income tax (paid) / received 164,239 115,838 51,068 64,770 (1,351) (92) 384 (376) 63,522 2,683 (187,578) (70,455) (42,671) (250) (74,202) (34,165) (33,053) 3,099 (4,211) 161,800 93,951 43,663 50,288 315 (4,965) 515 194 60,111 (5,882) (172,730) (39,194) 33,453 (5,305) (161,684) (48,896) (29,417) 1,213 (20,692) Net cash from operating activities 58,334 34,125 Cash flows from investing activities Payments for investments Group companies and business units Property, plant and equipment and intangible assets Property, plant and equipment Intangible assets Other financial assets Proceeds from the sale of property, plant and equipment (94,185) (27,270) (62,340) (54,234) (8,106) (4,575) 1,694 (415,380) (58,040) (353,769) (339,462) (14,307) (3,571) 13,361 Net cash used in investing activities Cash flows from financing activities (92,491) (402,019) Proceeds from and payments for equity instruments Acquisition of treasury stock Disposal of treasury stock Proceeds from and payments for financial liability intruments Issue Redemption and repayment Other cash flows from financing activities Other payments from financing activities Net cash from / (used in) financing activities Effect of exchange rate fluctuations on cash and cash equivalents Net decrease in cash and cash equivalents Cash and cash equivalents at beginning of the period Cash and cash equivalents at end of period 0 --0 ---- (24,375) ---- (29,442) 8,735 (38,177) (11,334) (11,334) (24,375) (29,760) (29,760) (54,135) (46,631) (134,923) 1,142,500 1,007,577 (40,776) 127,299 (281,371) 1,079,146 797,775 The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

	31/03/2016	31/03/2015
	(unaudited)	
Cash flows from operating activities		
Profit before tax	**164,239**	**161,800**
Adjustments for:	**115,838**	**93,951**
Amortisation and depreciation	51,068	43,663
Other adjustments:	64,770	50,288
(Profit)/Losses on equity accounted investments	(1,351)	315
Impairment of Assets and net provision changes	(92)	(4,965)
Loss / (profit) on disposal of fixed assets	384	515
Government grants taken to income	(376)	194
Finance cost / (income)	63,522	60,111
Other adjustments	2,683	(5,882)
Changes operating assets and liabilities	**(187,578)**	**(172,730)**
Change in inventories	(70,455)	(39,194)
Change in trade and other receivables	(42,671)	33,453
Change in current financial assets and other current assets	(250)	(5,305)
Change in current trade and other payables	(74,202)	(161,684)
Other cash flows used in operating activities	**(34,165)**	**(48,896)**
Interest paid	(33,053)	(29,417)
Interest recovered	3,099	1,213
Income tax (paid) / received	(4,211)	(20,692)
Net cash from operating activities	**58,334**	**34,125**
Cash flows from investing activities		
Payments for investments	**(94,185)**	**(415,380)**
Group companies and business units	(27,270)	(58,040)
Property, plant and equipment and intangible assets	(62,340)	(353,769)
Property, plant and equipment	(54,234)	(339,462)
Intangible assets	(8,106)	(14,307)
Other financial assets	(4,575)	(3,571)
Proceeds from the sale of property, plant and equipment	**1,694**	**13,361**
Net cash used in investing activities	**(92,491)**	**(402,019)**
Cash flows from financing activities		
Proceeds from and payments for equity instruments	0	0
Acquisition of treasury stock	--	--
Disposal of treasury stock	--	--
Proceeds from and payments for financial liability intruments	(24,375)	(29,442)
Issue	--	8,735
Redemption and repayment	(24,375)	(38,177)
Other cash flows from financing activities	(29,760)	(11,334)
Other payments from financing activities	(29,760)	(11,334)
Net cash from / (used in) financing activities	**(54,135)**	**(40,776)**
Effect of exchange rate fluctuations on cash and cash equivalents	**(46,631)**	**127,299**
Net decrease in cash and cash equivalents	**(134,923)**	**(281,371)**
Cash and cash equivalents at beginning of the period	**1,142,500**	**1,079,146**
Cash and cash equivalents at end of period	**1,007,577**	**797,775**

GRIFOLS, S.A. AND SUBSIDIARIES Condensed Consolidated Statements of Changes in Equity for each of the three-month periods ended 31 March 2016 and 2015 (Expressed in thousands of Euros) Attributable to equity holders of the Parent Accumulated other comprehensive income Equity attributable to Profit attributable to Share Share Interim Treasury Translation other comprehensive Cash flow Non-controlling capital premium Reserves Parent dividend Stock differences income hedges Parent interests Equity Balances at 31 December 2014 119,604 910,728 1,088,337 470,253 (85,944) (69,252) 240,614 (406) (15,811) 2,658,123 4,765 2,662,888 Translation differences Cash flow hedges Other Comprehensive income ---- ---- ---- ---- ---- ---- ---- ---- ---- 340,346 ---- ---- (321) --4,440 --340,346 4,440 (321) 101 ---- 340,447 4,440 (321) Other comprehensive income for the period 0 0 0 0 0 0 340,346 (321) 4,440 344,465 101 344,566 Profit/(loss) for the period ---- --128,490 ---- ---- --128,490 (668) 127,822 Total comprehensive income for the period 0 0 0 128,490 0 0 340,346 (321) 4,440 472,955 (567) 472,388 Other changes ---- 15 ---- ---- ---- 15 9 24 Distribution of 2014 profit Reserves ---- 470,253 (470,253) ---- ---- --0 --0 Operations with equity holders or owners 0 0 470,268 (470,253) 0 0 0 0 0 15 9 24 Balances at 31 March 2015 (unaudited) 119,604 910,728 1,558,605 128,490 (85,944) (69,252) 580,960 (727) (11,371) 3,131,093 4,207 3,135,300 Balances at 31 December 2015 119,604 910,728 1,371,061 532,145 (119,615) (58,575) 534,491 3,035 3,329 3,296,203 5,187 3,301,390 Translation differences Cash flow hedges Other Comprehensive income ---- ---- ---- ---- ---- ---- ---- ---- ---- (135,893) ---- ---- (3,399) --2,325 --(135,893) 2,325 (3,399) 75 ---- (135,818) 2,325 (3,399) Other comprehensive income for the period 0 0 0 0 0 0 (135,893) (3,399) 2,325 (136,967) 75 (136,892) Profit/(loss) for the period ---- --125,246 ---- ---- --125,246 (424) 124,822 Total comprehensive income for the period 0 0 0 125,246 0 0 (135,893) (3,399) 2,325 (11,721) (349) (12,070) Net change in treasury stock Acquisition of non-controlling interests Other changes Distribution of 2015 profit Reserves Dividends Interim dividend ---- ---- ---- (232) --6,666 ---- ---- ---- 1,681 ---- ---- ---- ---- ---- --1,449 0 6,666 ---- --1,449 0 6,666 ---- ---- 532,145 --(532,145) ---- ---- ---- ---- ---- --0 0 ---- 0 0 ---- ---- ---- ---- --0 --0 Operations with equity holders or owners 0 0 538,579 (532,145) 0 1,681 0 0 0 8,115 0 8,115 Balances at 31 March 2016 (unaudited) 119,604 910,728 1,909,640 125,246 (119,615) (56,894) 398,598 (364) 5,654 3,292,597 4,838 3,297,435 The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three-month period ended 31 March 2016

(1)         General Information

Grifols, S.A. (hereinafter the Company) was incorporated with limited liability under Spanish law on 22 June 1987. It’s registered and tax offices are in Barcelona. The Company’s statutory activity consists of providing corporate and business administrative, management and control services, as well as investing in assets and property. Its principal activity involves rendering administrative, management and control services to its subsidiaries.

All the Company’s shares are listed in the Barcelona, Madrid, Valencia, and Bilbao securities markets and on the Spanish Automated Quotation System (SIBE/Continuous Market). On 2 June 2011, Class B non-voting shares were listed on the NASDAQ (USA) and on the Spanish Automated Quotation System (SIBE/Continuous Market).

Grifols, S.A. is the parent company of the Group (hereinafter the Group) which acts on an integrated basis under a common management and whose main activity is the procurement, manufacture, preparation, and sale of therapeutic products, particularly haemoderivatives.

The main factory locations of the Group’s Spanish companies are in Parets del Vallés (Barcelona) and Torres de Cotilla (Murcia), while the US companies are located in Los Angeles, (California, USA), Clayton (North Carolina, USA) and Emeryville (San Francisco, USA).

(2)         Basis of Presentation and Accounting Principles Applied

These condensed consolidated interim financial statements for the three-month period ended 31 March 2016 have been prepared under International Financial Reporting Standards as issued by the International Accounting Standard Board (IFRS-IASB), and in particular in accordance with IAS 34 Interim Financial Reporting, which for Grifols Group purposes, are identical to the standards as endorsed by the European Union (IFRS-EU). They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group for the year ended 31 December 2015.

The Board of Directors of Grifols, S.A. authorised these condensed consolidated interim financial statements for issue at their meeting held on 29 April 2016.

Amounts contained in these condensed consolidated interim financial statements are expressed in thousands of Euros.

The condensed consolidated interim financial statements of Grifols for the three-month period ended 31 March 2016 have been prepared based on the accounting records maintained by Grifols and subsidiaries.

Accounting principles and basis of consolidation applied

Except as noted below, the accounting principles and basis of consolidation applied in the preparation of these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended 31 December 2015.

In addition, in 2016 the following standards issued by the IASB and the IFRS Interpretations Committee, and adopted by the European Union for its application in Europe have become effective and, accordingly, have been taken into account for the preparation of these condensed consolidated interim financial statements:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three-month period ended 31 March 2016

Standards		Mandatory application for annual periods beginning on or after: IASB effective date

IAS 16 IAS 38	Clarification of Acceptable Methods of Depreciation and Amortisation (issued on 12 May 2014)	1 January 2016
IFRS 11	Accounting for Acquisitions of Interests in Joint Operations (issued on 6 May 2014)	1 January 2016
IAS 27	Equity Method in Separate Financial Statements (issued on 12 August 2014)	1 January 2016
Various	Annual Improvements to IFRSs 2012-2014 cycle (issued on 25 September 2014)	1 January 2016
IAS 1	Disclosure Initiative (issued on 18 December 2014)	1 January 2016

The application of these standards has not had a significant impact on the condensed consolidated interim financial statements.

At the date of presentation of these condensed consolidated interim financial statements, the following IFRS standards and IFRIC interpretations have been issued by the IASB but their application is not mandatory:

Standards		IASB effective date

IAS 12	Recognition of Deferred Tax Assets for Unrealised Losses (issued on 19 January 2016)	1 January 2017
IAS 7	Disclosure Initiative (issued on 29 January 2016)	1 January 2017
IFRS 15	Revenue from contracts with Customers (issued on 28 May 2014)	1 January 2018
IFRS 9	Financial instruments (issued on 24 July 2014)	1 January 2018
IFRS 16	Leases (Issued on 13 January 2016)	1 January 2019
IFRS 10 IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (issued on 11 September 2014)	Deferred indefinitely

The Group has not applied any of the standards or interpretations issued prior to their effective date.

At the date of issue of these consolidated annual accounts, the Group is analyzing the impact of the application of the above standards or interpretations published by the International Accounting Standards Board (IASB).

Responsibility regarding information, estimates, and relevant judgments in the application of accounting policies

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three-month period ended 31 March 2016

The information contained in these condensed consolidated interim financial statements for the three-month period ended 31 March 2016 is the responsibility of the Directors of the Company. The preparation of the condensed consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of Group accounting policies. The following notes include a summary of the relevant accounting estimates and judgements used to apply accounting policies which have the most significant effect on the accounts recognised in these condensed consolidated interim financial statements.

•                      The assumptions used for calculation of the fair value of financial instruments, in particular, financial derivatives. Financial derivatives are measured based on observable market data (level 2 of fair value hierarchy) (see note 17). The Senior Unsecured Notes and senior secured debt are valued at their quoted price in active markets (level 1 in the fair value hierarchy). Regarding the valuation of derivative instruments, the selection of the appropriate data within the alternatives requires the use of judgement in qualitative factors such as, which methodology and valuation models are used, and in quantitative factors, data required to be included within the chosen models.

•                      The assumptions used to test non-current assets and goodwill for impairment. Relevant cash generating units are tested annually for impairment. These are based on risk-adjusted future cash flows discounted using appropriate interest rates. Assumptions relating to risk-adjusted future cash flows and discount rates are based on business forecasts and are therefore inherently subjective. Future events could cause a change in business forecasts, with a consequent adverse effect on the future results of the Group. To the extent considered a reasonably possible change in key assumptions could result in an impairment of goodwill, a sensitivity analysis has been disclosed in note 7 of the consolidated financial statements as at and for the year ended 31 December 2015 to show the effect of changes to these assumptions and the effect of the cash generating unit (CGU) on the recoverable amount.

•                      Useful lives of property, plant and equipment and intangible assets. The estimated useful lives of each category of property, plant and equipment and intangible assets are set out in notes 4(g) and 4(h) of the consolidated financial statements as at and for the year ended 31 December 2015. Although estimates are calculated by the Company’s management based on the best information available at the reporting date, future events may require changes to these estimates in subsequent years. Given the large number of individual items of property, plant and equipment it is not considered likely that a reasonably possible change in the assumptions would lead to a material adverse effect. Potential changes to the useful lives of intangible assets are mainly related to the currently marketed products and the useful lives will depend on the life cycle of the same. No significant changes to useful lives are expected. Adjustments made in subsequent years are recognised prospectively.

•                      Evaluation of the effectiveness of hedging derivatives. The key assumption relates to the measurement of the effectiveness of the hedge. Hedge accounting is only applicable when the hedge is expected to be highly effective at the inception of the hedge and, in subsequent years, in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, throughout the period for which the hedge was designated (prospective analysis) and the actual effectiveness, which can be reliably measured, is within a range of 80%-125% (retrospective analysis) (see note 17).

•                      Evaluation of the nature of leases (operating or finance). The Group analyses the conditions of the lease contracts at their inception in order to conclude if the risks and rewards have been transferred. If the lease contract is renewed or amended the Group conducts a new evaluation.

•                      Assumptions used to determine the fair value of assets, liabilities and contingent liabilities related to business combinations.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three-month period ended 31 March 2016

•                      Evaluation of the capitalisation of development costs. The key assumption is related to the estimation of sufficient future economic benefits of the projects.

•                      Evaluation of provisions and contingencies. Key assumptions relate to the evaluation of the likelihood of an outflow of resources due to a past event, as well as to the evaluation of the best estimate of the likely outcome. These estimates take into account the specific circumstances of each dispute and relevant external advice and therefore are inherently subjective and could change substantially over time as new facts arise and each dispute progresses. Details of the status of various uncertainties involved in significant unresolved disputes are set out in note 16.

•                      Evaluation of the recoverability of receivables from public entities in countries facing liquidity problems, specifically in Italy, Greece, Portugal and Spain. The key assumption is the estimation of the amounts expected to be collected from these public entities.

•                      Evaluation of the recoverability of tax credits, including tax loss carryforwards and rights for deductions. Deferred tax assets are recognized to the extent that future taxable profits will be available against which the temporary differences can be utilized, based on management’s assumptions relating to the amount and timing of future taxable profits.

No changes have been made to prior year judgements relating to existing uncertainties.

The Group is also exposed to interest rate and currency risks.

Grifols’ management does not consider that there are any assumptions or causes for uncertainty in the estimates which could imply a significant risk of material adjustments arising in the next financial year.

The estimates and relevant judgments used in the preparation of these condensed consolidated interim financial statements do not differ from those applied in the preparation of the consolidated financial statements as at and for the year ended 31 December 2015.

Seasonality of transactions during this period

Given the nature of the activities conducted by the Group, there are no factors that determine any significant seasonality in the Group’s operations that could affect the interpretation of these condensed consolidated interim financial statements for the three-month period ended 31 March 2016 in comparison with the financial statements for a full fiscal year.

Relative importance

When determining the information to be disclosed in these Notes, in accordance with IAS 34, the relative importance in relation to these condensed consolidated interim financial statements has been taken into account.

(3)         Changes in the composition of the Group

For the preparation of its condensed consolidated interim financial statements, the Group has included its investments in all subsidiaries, associates and joint ventures. Appendix I of the consolidated financial statements as at 31 December 2015 lists the subsidiaries, associates and joint ventures in which Grifols, S.A. holds a direct or indirect stake and that were included in the scope of consolidation at that date.

The main changes in the scope of consolidation during the interim period ended 31 March 2016 are detailed below:

•             In January 2016, Grifols acquired 30% of the equity of AlbaJuna Therapeutics, S.L. for Euros 3.75 million in the form of cash payment to finance the development and production of

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three-month period ended 31 March 2016

therapeutic antibodies against HIV. The initial investment will be increased upon achievements of agreed development milestones through two payments for a total amount of Euros 7,250 thousand .

AlbaJuna Therapeutics is a spin-off from the AIDS Investigation Institute IrsiCaixa, jointly driven by Obra Social “la Caixa” and the Health Department of the Generalitat de Catalunya. It was founded to promote the preclinical and clinical development of monoclonal antibodies that both neutralize the HIV action in the human body and increase the activity of natural killer cells, which are responsible for the destruction of infected cells.

•                  On 3 March, 2016 the Group has announced the acquisition of a further 32.93% stake in Progenika for Euros 25 million following the exercise of call and put options agreed in February 2013. As a result, Grifols owns 89.08% of Progenika’s share capital at 31 March 2016. Grifols has paid 50% of this investment in Grifols B shares (876,777 shares) and the remaining 50% in cash. The Group granted to the selling shareholders the option to resell the Class B shares during the first five days following the acquisition date.

(4)         Financial Risk Management Policy

At 31 March 2016 the Group’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements for the year ended 31 December 2015.

(5)         Segment Reporting

The distribution by business segments of the Group’s net revenues and consolidated income for the three-month periods ended 31 March 2016 and 31 March 2015 is as follows:

	Net revenues (Thousands of Euros)
	Three-Months’ Ended 31 March 2016	Three-Months’ Ended 31 March 2015
Segments
Bioscience	754,945	681,027
Hospital	22,838	23,259
Diagnostic	161,040	172,561
Raw materials + Other	20,110	31,537

	958,933	908,384

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three-month period ended 31 March 2016

	Profit/(loss) (Thousands of Euros)
	Three-Months’ Ended 31 March 2016	Three-Months’ Ended 31 March 2015
Segments
Bioscience	227,199	199,224
Hospital	(2,643)	(836)
Diagnostic	26,348	30,286
Raw materials + Other	16,614	24,531
Total income of reported segments	267,518	253,205
Unallocated expenses plus net financial result	(103,279)	(91,405)
Profit before income tax from continuing operations	164,239	161,800

(6)         Goodwill

Details and movement in goodwill during the three-month period ended 31 March 2016 is as follows:

		Thousands of Euros
	Segment	Balance at 31/12/2015	Translation differences	Balance at 31/03/2016
Net value
Grifols UK.Ltd. (UK)	Bioscience	9,362	(681)	8,681
Grifols Italia.S.p.A. (Italy)	Bioscience	6,118	—	6,118
Biomat USA, Inc. (USA)	Bioscience	186,907	(8,176)	178,731
Grifols Australia Pty Ltd.
(Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic	9,961	18	9,979
Grifols Therapeutics, Inc. (USA)	Bioscience	2,041,137	(89,282)	1,951,855
Araclon Biotech, S.L. (Spain)	Diagnostic	6,000	—	6,000
Progenika Biopharma, S.A. (Spain)	Diagnostic	40,516	—	40,516
Grifols Diagnostic (Novartis) (USA, Switzerland and Hong Kong)	Diagnostic	1,232,358	(52,840)	1,179,518
		3,532,359	(150,961)	3,381,398

Impairment testing:

As a result of the acquisition of Talecris in 2011, and for impairment testing purposes, the Group combines the CGUs allocated to the Bioscience segment, grouping them together at segment level, because substantial synergies arose on the acquisition of Talecris, and in light of the vertical integration of the business and the lack of an independent organised market for the products. Because the synergies benefit the Bioscience segment globally they cannot be allocated to individual CGUs. The Bioscience segment represents the lowest level to which goodwill is allocated and is subject to control by Group management for internal control purposes.

Due to the acquisition of Novartis’ Diagnostic business unit in 2014, the Group decided to group Araclon, Progenika and Australia into a single CGU for the Diagnostic business since the acquisition

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three-month period ended 31 March 2016

will support not only the vertically integrated business but also cross-selling opportunities. In addition, for management purposes, the Group’s management is focused on the business more than geographical areas or individual companies.

At 31 March 2016, the Group has not identified any triggering event that would make it necessary to perform the impairment test of the respective CGU’s for this interim period.

(7)         Other Intangible Assets and Property, Plant, and Equipment

Movement of Other Intangible Assets and Property, Plant and Equipment during the three-month period ended 31 March 2016 is as follows:

	Thousands of Euros
	Other intangible assets	Property, plant and equipment	Total
Total Cost at 31/12/2015	1,577,005	2,308,116	3,885,121
Total depreciation and amortization at 31/12/2015	(415,467)	(660,426)	(1,075,893)
Impairment at 31/12/2015	34	(3,288)	(3,254)

Balance at 31/12/2015	1,161,572	1,644,402	2,805,974
Cost
Additions	8,107	57,835	65,942
Disposals	(17)	(3,917)	(3,934)
Transfers	762	(762)	—
Translation differences	(60,037)	(75,597)	(135,634)

Total Cost at 31/03/2016	1,525,820	2,285,675	3,811,495

Depreciation & amortization
Additions	(15,469)	(35,599)	(51,068)
Disposals	—	1,856	1,856
Transfers	(99)	99	—
Translation differences	12,945	18,581	31,526
Total depreciation and amortization at 31/03/2016	(418,090)	(675,489)	(1,093,579)

Impairment
Additions	(52)	33	(19)
Translation differences	—	32	32

Impairment at 31/03/2016	(18)	(3,223)	(3,241)

Balance at 31/03/2016	1,107,712	1,606,963	2,714,675

At 31 March 2016 there are no indications that these assets have been impaired beyond recognized impairment.

Intangible assets acquired from Talecris mainly include currently marketed products. Identifiable intangible assets correspond to Gamunex and have been recognised at fair value at the acquisition date of Talecris and classified as currently marketed products. Intangible assets recognised comprise the rights on the Gamunex product, its commercialisation and distribution license, trademark, as well as relations with hospitals. Each of these components are closely linked and fully complementary, are subject to similar risks and have a similar regulatory approval process.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three-month period ended 31 March 2016

Intangible assets acquired from Progenika mainly include currently marketed products. Identifiable intangible assets correspond to blood, immunology and cardiovascular genotyping. These assets have been recognised at fair value at the acquisition date of Progenika and classified as currently marketed products.

The cost and accumulated amortisation of currently marketed products acquired from Talecris and Progenika at 31 March 2016 is as follows:

	Thousands of Euros
	Balance at 31/12/2015	Additions	Translation differences	Balance at 31/03/2016
Cost of currently marketed products - Gamunex	1,102,232	—	(48,214)	1,054,018
Cost of currently marketed products - Progenika	23,792	—	—	23,792

Accumulated amortisation of currently marketed products - Gamunex	(168,397)	(9,137)	7,720	(169,814)
Accumulated amortisation of currently marketed products - Progenika	(6,738)	(595)	—	(7,333)

Carrying amount of currently marketed products	950,889	(9,732)	(40,494)	900,663

The estimated useful life of the currently marketed products acquired from Talecris is considered limited, has been estimated at 30 years on the basis of the expected life cycle of the product (Gamunex)  and is amortised on a straight-line basis.

At 31 March 2016 the residual useful life of currently marketed products from Talecris is 25 years and 2 months (26 years and 2 months at 31 March 2015).

The estimated useful life of the currently marketed products acquired from Progenika is considered limited, has been estimated at 10 years on the basis of the expected life cycle of the product and is amortised on a straight-line basis.

At 31 March 2016 the residual useful life of currently marketed products from Progenika is 6 years and 11 months (7 years and 11 months at 31 March 2015).

(8)         Non-Current Financial Assets

On March 6, 2015, our subsidiary, Grifols Worldwide Operations Limited, subscribed Euros 25 million aggregate principal amount of 9% convertible bonds due 2018 issued by TiGenix. The Group indirectly owns 16.90% of the common stock of TiGenix. Interest on the convertible bonds is payable on September 6 and March 6 of each year. During the three-month period ended 31 March 2016, TiGenix has paid us an amount of Euros 1,125 thousand on the convertible bonds.

During the periods or upon the events described in the indenture governing the convertible bonds, the convertible bonds are convertible into common stock of TiGenix. As of the date of these condensed consolidated interim financial statements, the conversion rate was 107,956.385 shares of TiGenix common stock per Euros 100,000 principal amount of convertible bonds.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three-month period ended 31 March 2016

(9)         Trade and Other Receivables

At 31 March 2016, certain companies of the Grifols group had signed sales agreements for credit rights without recourse with certain financial institutions.

The total sum of credit rights sold without recourse, for which ownership was transferred to financial entities pursuant to the aforementioned agreements, amounts to Euros 235,794 thousand for the three-month period ended at 31 March 2016 (Euros 135,744 thousand for the three-month period ended 31 March 2015 and Euros 786,818 thousand for the year ended 31 December 2015).

The deferred collection equivalent to the amount pending to be received from a financial entity is presented in the balance sheet under “Other receivables” for an amount of Euros 3,758 thousand as at 31 March 2016 (Euros 4,520 thousand as at 31 December 2015) which does not differ significantly from their fair value and is also the amount of the maximum exposure to loss.

The finance cost of credit rights sold amounts to Euros 1,679 thousand for the three-month period ended 31 March 2016 (Euros 872 thousand for the three-month period ended 31 March 2015) (see note 13).

The recoverability of receivables from public entities in countries facing liquidity problems, specifically in Italy, Greece, Portugal and Spain, has not significantly changed compared to 31 December 2015.

(10)  Equity

Details of consolidated equity and changes are shown in the condensed consolidated statement of changes in equity, which forms part of the condensed consolidated interim financial statements.

(a)        Share Capital and Share Premium

On 4 January 2016 the Company’s new shares resulting from the share split ruling on 3 December 2015 by the Company’s board of directors (relevant event nº 231793) started to be traded in accordance with the delegation of authorities by the shareholders at the general shareholders’ meeting held on 29 May 2015. This share split entails that the nominal value of the new Class A shares will be Euro 0.25 per share (previously Euro 0.50 per share), whilst the nominal value of the new Class B shares will be Euro 0.05 per share (previously Euro 0.10 per share).

At 31 March 2016 the Company’s share capital was represented by 426,129,798 Class A shares and 261,425,110 Class B shares.

(b)        Reserves

The availability of the reserves for distribution is subject to legislation applicable to each of the Group companies. At 31 March 2016, Euros 37,428 thousand equivalent to the carrying amount of development costs pending amortisation of certain Spanish companies (Euros 42,762 thousand at 31 December 2015) are, in accordance with applicable legislation, restricted reserves which cannot be distributed until these development costs have been amortised.

Companies in Spain are obliged to transfer 10% of each year’s profits to a legal reserve until this reserve reaches an amount equal to 20% of share capital. This reserve is not distributable to shareholders and may only be used to offset losses if no other reserves are available. Under certain conditions it may be used to increase share capital provided that the balance left on the reserve is at least equal to 10% of the nominal value of the total share capital after the increase.

At 31 March 2016 and 31 December 2015 the legal reserve of the Company amounts to Euros 23,921 thousand.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three-month period ended 31 March 2016

(c)         Treasury Stock

At 31 March 2016 and 31 December 2015 the company does not have Class A treasury stock.

Movement in Class A treasury stock during the three-month period ended 31 March 2015 is as follows:

	No. of Class A shares	Thousand Euros

Balance at 1 January 2015	1,967,265	69,134
Acquisitions Class A shares	—	—
Disposals Class A shares	—	—

Balance at 31 March 2015	1,967,265	69,134

Movement in Class B treasury stock during the three-month period ended 31 March 2016 is as follows:

	No. of Class B shares	Thousand Euros

Balance at 1 January 2016	4,038,570	58,575
Acquisitions Class B shares	774,960	11,035
Non Cash Disposal Class B shares	(876,777)	(12,716)

Balance at 31 March 2016	3,936,753	56,894

In March 2016 the company delivered 876.777 treasury stocks (Class B Shares) to the Progenika´s non-controlling interests in exchange of the 16.465% acquired to them (see note 3).

Acquisitions Class B shares include the purchase of the Class B shares from the vendor shareholders of Progenika for which Grifols exercised the cash option for an amount of Euros 11,035 thousand. This amount has been considered as cash used in investing activities in the statement of cash flows.

Movement in Class B treasury stock during the three-month period ended 31 March 2015 is as follows:

	No. of Class B shares	Thousand Euros

Balance at 1 January 2015	5,653	118
Disposals Class B shares	(653)	—

Balance at 31 March 2015	5,000	118

(d)        Distribution of profits

The profits of Grifols, S.A. and subsidiaries will be allocated as agreed by respective shareholders at their general meetings and the proposed allocation of the profit for the year ended 31 December 2015 is presented in the consolidated statements of changes in equity.

There were no dividends paid during the three-month periods ended 31 March 2016 and 2015.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three-month period ended 31 March 2016

(e)         Restricted Share Unit Compensation

The Group has set up a Restricted Share Unit Retention Plan (hereinafter RSU) for certain employees (see note 16). This commitment will be settled using equity instruments and the cumulative accrual amounts to Euros 6,666 thousand, net of tax.

(11)  Financial Liabilities

The detail of non-current financial liabilities at 31 March 2016 and 31 December 2015 is as follows:

	Thousands of Euros
Financial liabilities	31/03/2016	31/12/2015

Non-current obligations (a)	752,921	781,416
Senior secured debt (b)	3,510,893	3,664,252
Other loans	118,981	120,326
Finance lease liabilities	6,255	5,852
Other non-current financial liabilities	25,689	25,808

Total non-current financial liabilities	4,414,739	4,597,654

Current obligations (a)	91,195	79,531
Senior secured debt (b)	74,938	74,165
Other loans	23,191	27,002
Financial derivatives (note 17)	3,002	7,375
Finance lease liabilities	4,487	5,656
Other current financial liabilities	13,701	68,768

Total current financial liabilities	210,514	262,497

On 17 March 2014 the Group concluded the refinancing process of its debt. The total debt refinanced amounts to US Dollars 5,500 million (Euros 4,075 million) and represents Grifols entire debt, including the US Dollars 1,500 million bridge loan obtained for the acquisition of Novartis’ transfusional diagnostics unit. Following the refinancing process, Grifols’ debt structure consists of a US Dollars 4,500 million long-term loan with institutional investors and banks segmented in two tranches (Term Loan A and Term Loan B), and a US Dollars 1,000 million bond issuance (Senior Unsecured Notes).

On 28 October 2015 the Group received an additional loan from the European Investment Bank up to Euros 100 million at a fixed interest rate for a tenor of ten years with a grace period of two years. The loan will be used to support some investments in R&D which are mainly focused on searching new applications for plasmatic proteins.

(a)    Senior Unsecured Notes

On 5 March 2014, Grifols Worldwide Operations Limited, a 100% subsidiary of Grifols, S.A., issued US Dollars 1,000 million Senior Unsecured Notes (the “Notes”) that will mature in 2022 and will bear annual interest at a rate of 5.25%. These notes replaced the Senior Unsecured Notes issued in 2011 amounting to US Dollars 1,100 million, with a maturity in 2018 and at interest rate of 8.25%. On 29 May 2014 the Notes have been admitted to listing in the Irish Stock Exchange.

Unamortised financing costs from the Senior Unsecured Notes amount to Euros 125 million at 31 March 2016 and Euros 137 million at 31 December 2015.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three-month period ended 31 March 2016

The total principal plus interest of the Senior Unsecured Notes to be paid is detailed as follows:

	Senior Unsecured Notes
	Principal+Interests in Thousand of US Dollar	Principal+Interests in Thousand of Euros
Maturity
2016	52,500	46,113
2017	52,500	46,113
2018	52,500	46,113
2019	52,500	46,113
2020	52,500	46,113
2021	52,500	46,113
2022	1,026,250	901,406
Total	1,341,250	1,178,084

The activity of Senior Unsecured Notes and promissory notes principal amounts, without considering unamortised financing costs, at 31 March 2016 and 31 March 2015 are as follows:

	Thousands of Euros
	Initial balance at 01/01/2015	Issue	Redemption and Repayments	Exchange differences and others	Final balance at 31/03/2015
Issue of bearer promissory notes (nominal value)	55,572	678	(3)	—	56,247

Senior Unsecured Notes (nominal value)	823,655	—	—	105,799	929,454
	879,227	678	(3)	105,799	985,701

	Thousands of Euros
	Initial balance at 01/01/16	Issue	Redemption and Repayments	Exchange differences and others	Final balance at 31/03/2016
Issue of bearer promissory notes (nominal value)	68,388	—	—	—	68,388

Senior Unsecured Notes (nominal value)	918,527	—	—	(40,178)	878,349
	986,915	—	—	(40,178)	946,737

(b)         Loans and borrowings

On 17 March 2014 the Group refinanced its Senior Secured Debt. The new senior debt consists of a Term Loan A  (“TLA”), which amounts to US Dollars 700 million with a 2.50% margin over US Libor and maturity in 2020 and a Term Loan B (“TLB”) that amounts to US Dollars 3,250  million and Euros 400 million with a 3.00% margin over Libor and Euribor respectively and maturity in 2021. Furthermore, the embedded floor included in the former senior debt was terminated.

Unamortised financing costs from the senior secured debt amount to Euros 172 million at 31 March 2016 and Euros 190 million at 31 December 2015.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three-month period ended 31 March 2016

The terms and conditions of the senior secured debt are as follows:

•                  Tranche A: Senior Debt Loan repayable in six years

•                  US Tranche A :

•                              Original Principal Amount of US Dollars 700 million.

•                              Applicable margin of 250 basis points (bp) linked to US Libor 1 month.

•                              No floor over US Libor.

The detail of the Tranche A by maturity as at 31 March 2016 is as follows:

	US Tranche A
	Currency	Principal in thousands of US Dollars	Principal in thousands of Euros
Maturity
2016	US Dollars	39,375	34,585
2017	US Dollars	52,500	46,113
2018	US Dollars	52,500	46,113
2019	US Dollars	380,625	334,321
2020	US Dollars	122,500	107,598

Total	US Dollars	647,500	568,730

•    Tranche B: seven year loan divided into two tranches: US Tranche B and Tranche B in Euros.

•                  US Tranche B :

•                              Original Principal Amount of US Dollars 3,250 million.

•                              Applicable margin of 300 basis points (bp) linked to US Libor 1 month

•                              No floor over US Libor.

•                  Tranche B in Euros:

•                              Original Principal Amount of Euros 400 million.

•                              Applicable margin of 300 basis points (bp) linked to Euribor 1 month.

•                              No floor over Euribor

The detail of the Tranche B by maturity as at 31 March 2016 is as follows:

	US Tranche B			Tranche B in Euros
	Currency	Principal in thousands of US Dollars	Principal in thousands of Euros	Currency	Principal in thousands of Euros
Maturity
2016	US Dollars	24,375	21,410	Euros	3,000
2017	US Dollars	32,500	28,546	Euros	4,000
2018	US Dollars	32,500	28,546	Euros	4,000
2019	US Dollars	32,500	28,546	Euros	4,000
2020	US Dollars	32,500	28,546	Euros	4,000
2021	US Dollars	3,030,625	2,661,942	Euros	373,000

Total	US Dollars	3,185,000	2,797,536	Euros	392,000

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three-month period ended 31 March 2016

•      US Dollar 300 Million committed credit revolving facility: Amount maturing on 27 February 2019. At 31 March 2016 no amount has been drawn down on this facility.

The total principal plus interest of the Tranche A & B Senior Loan is detailed as follows:

	Thousands of Euros
	Tranche A Senior Loan	Tranche B Senior Loan
Maturity
2016	48,892	115,527
2017	63,140	147,936
2018	62,814	153,973
2019	347,699	160,273
2020	108,663	166,449
2021	—	3,057,094

Total	631,208	3,801,252

The issue of senior unsecured notes and senior secured debt is subject to compliance with the leverage ratio covenant. At 31 March 2016 the Group complies with this covenant.

Both the Senior Term Loans and the Revolving Loans are guaranteed by Grifols, S.A. and certain significant subsidiaries of Grifols, S.A. that together with Grifols, S.A. represent, in the aggregate, at least 80% of the consolidated assets and consolidated EBITDA of Grifols, S.A. and its subsidiaries.

The Notes have been issued by Grifols Worldwide Operations Limited and are guaranteed on a senior unsecured basis by Grifols, S.A. and the subsidiaries of Grifols, S.A. that are guarantors and co-borrower under the New Credit Facilities. Guarantors are Grifols, S.A., Biomat USA, Inc., Grifols Biologicals Inc., Grifols Shared Services North America, Inc., Grifols Diagnostic Solutions Inc., Grifols Therapeutics, Inc., Instituto Grifols, S.A. and Grifols Worldwide Operations USA, Inc.

(12)  Expenses by Nature

Details of wages and other employee benefits expenses by function are as follows:

	Thousands of Euros
	Three-Months’ Ended 31 March 2016	Three-Months’ Ended 31 March 2015

Cost of sales	162,427	139,874
Research and development	20,394	18,858
Selling, general & administrative expenses	73,496	61,490

	256,317	220,222

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three-month period ended 31 March 2016

Details of amortisation and depreciation expenses by function are as follows:

	Thousands of Euros
	Three-Months’ Ended 31 March 2016	Three-Months’ Ended 31 March 2015

Cost of sales	32,310	23,522
Research and development	3,400	3,421
Selling, general & administrative expenses	15,358	16,720

	51,068	43,663

(13)                          Finance Result

Details are as follows:

	Thousands of Euros
	Three-Months’ Ended 31 March 2016	Three-Months’ Ended 31 March 2015

Finance income	1,914	1,402
Finance cost from Senior Unsecured Notes	(18,571)	(17,362)
Finance cost from Senior debt	(42,731)	(38,420)
Finance cost from sale of receivables (note 9)	(1,679)	(872)
Capitalised interest	2,448	2,188
Other finance costs	(2,696)	(6,299)
Finance costs	(63,229)	(60,765)
Change in fair value of financial derivatives (note 17)	(4,556)	(5,856)
Exchange differences	(2,694)	(9,027)

Finance result	(68,565)	(74,246)

(14)                          Taxation

Income tax expense is recognised based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year applied to the pre-tax income of the interim period. The Group’s consolidated effective tax rate has increased from 21% for the three-month period ended 31 March 2015 to 24% for the three-month period ended 31 March 2016 mainly due to a change of country mix of profits.

No material events have arisen regarding undergoing income tax audits of Group companies during the three-month period ended 31 March 2016.

(15)                          Discontinued operations

The Group does not consider any operations as discontinued for the three-month period ended March 2016 and 2015.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three-month period ended 31 March 2016

(16)                          Contingencies and Commitments

(a)             Contingencies

Details of legal proceedings in which the Company or Group companies are involved are as follows:

•                  The Group continues carrying out an internal investigation, already started prior to the acquisition of Talecris, in relation to possible breaches of the Foreign Corrupt Practices Act (FCPA) of which Talecris was aware in the context of a review unrelated to this matter. This FCPA investigation is being carried out by an external legal advisor. In principle, the investigation was focused on sales to certain Central and Eastern European countries, specifically Belarus and Russia, although trading practices in Brazil, China, Georgia, Iran and Turkey are also being investigated, in addition to other countries considered necessary.

In July 2009, the Talecris Group voluntarily contacted the U.S. Department of Justice (DOJ) to inform them of an internal investigation that the Group was carrying out regarding possible breaches of the FCPA in certain sales to certain central and East European countries and to offer the Group’s collaboration in any investigation that the DOJ wanted to carry out. As a result of this investigation the Group suspended shipments to some of these countries. In certain cases, the Group had safeguards in place which led to terminating collaboration with consultants and suspending or terminating relations with distributors in those countries under investigation as circumstances warranted.

As a consequence of the investigation, the agreement with Talecris’ Turkish distributor was terminated and a settlement agreement was reached between the parties. In November 2012, the Group was notified by the DOJ that the proceedings would be closed, without prejudice to the fact that they could be re-opened in the future should new information arise. The Group continues with the in-depth review of potential irregular practices.

Furthermore, an investigation was opened in Italy, in relation with the criminal prosecution in Naples against 5 employees of the Company, including the former General Manager.

From these 5 employees of the Company initially charged, the Naples Tribunal resolved discharging 3 of them, continuing the judicial process only against the remaining 2 employees. Additionally, the Company has finalized the internal investigation opened in Italy as consequence of the indicated judicial proceedings, and in November 2015 a meeting took place with the DOJ to report on the conclusions derived from the investigation.

Although the Naples judicial proceedings is still under legal dispute and DOJ’s final decision, after the meeting held last November, is still pending, the Company as well as its legal advisors consider the likelihood of this issue affecting the financial statements of the Company to be remote.

Additionally to the above and as part of the in-depth review of potential irregular practices that the Group is carrying out in relation to its recent acquisitions, the Company opened internal investigations in Mexico as well as in the Czech Republic to review the commercial practices in such countries. Both investigations have finalized, without having detected any significant practice that could imply a breach of the FCPA.

The legal advisors recommend limiting disclosure of the aforementioned information in these condensed consolidated interim financial statements, because the matter is currently under legal dispute.

•                  As a result of the acquisition of the transfusional Diagnostic unit, the Group considers that there could have existed inadequate commercial and contractual practices which could originate in potential contingencies.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three-month period ended 31 March 2016

(b)             Commitments

•                  Restricted Share Unit Retention Plan

For the bonus of 2015 and 2014, the Group established a Restricted Share Unit Retention Plan (RSU Plan), for eligible employees. By these plans, the employee could elect to receive up to 50% of its yearly bonus in non-voting Class B ordinary shares (Grifols Class B Shares) or Grifols American Depositary Shares (Grifols ADS), and the Group will match with an additional 50% of the employee election of RSUs (additional RSUs).

Grifols Class B Shares and Grifols ADS are valued at the date of payment of the bonus, and no cash dividends will be paid in respect of these shares.

These RSUs will have a vesting period of 2 years and 1 day and, subsequently, the RSU’s will be exchanged for Grifols Class B Shares or Grifols ADS (American Depositary Share representing 1 Class B Share).

If an eligible employee leaves the Company or is terminated before the vesting period, he will not be entitled to the additional RSU.

This commitment is treated as equity-settled and the accumulated amount recognized as at 31 March 2016 is Euros 8,888 thousand (Euros 4,532 thousand at December 2015).

(17)         Financial instruments

Fair value

At 31 March 2016 and 31 December 2015 the fair value of Senior Unsecured Notes and senior secured debt is the following:

	Thousands of Euros
	Fair Value at 31/03/2016	Fair Value at 31/12/15	Hierarchy Level
Senior Unsecured Notes	896,465	927,712	Level 1
Senior Secured Debt (tranche A and B)	3,774,685	3,929,517	Level 1

Financial derivatives have been valued based on observable market data (level 2 of the fair value hierarchy). The valuation technique for level 2 is based on broker quotes. Similar contracts are traded in an active market and the quotes reflect actual transactions in similar instruments.

The fair value of financial assets and remaining financial liabilities does not differ significantly from their carrying amount.

Financial Derivatives

At 31 March 2016 and 31 December 2015 the Group has recognised the following derivatives:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three-month period ended 31 March 2016

		Notional	Notional	Thousands of Euros
Financial derivatives	Currency	amount at 31/03/2016	amount at 31/12/2015	Value at 31/03/2016	Value at 31/12/2015	Maturity

Interest rate swap (cash flow hedges)	US Dollar	416,215,000	694,445,000	(3,002)	(6,789)	30/06/2016

Interest rate swap (cash flow hedges)	Euros	—	100,000,000	—	(586)	31/03/2016

Swap Option	Euros	—	100,000,000	—	—	31/03/2016

Total (note 11)				(3,002)	(7,375)

(a)    Derivative financial instruments at fair value through profit or loss

Derivative financial instruments that do not meet the hedge accounting requirements are classified and measured as financial assets or financial liabilities at fair value through profit or loss.

(b)    Hedging derivative financial instruments

In June 2011, the Group subscribed two derivatives in order to comply with the mandatory hedging according to the Credit Agreement, a step-up interest rate swap and a swap floor, which originally had notional amounts of US Dollars 1,550 million each. The amortizing step up interest rate swap was not changed due to the improvement of the new Credit Agreement and the notional amount at the end of March 2016 is US Dollars 416 million. The existing Swap has quarterly amortizations, in order to be always below the amounts borrowed to avoid being over hedged. The interest rate swap complies with the criteria required for hedge accounting.

At the end of March 2016, the Company has a Step-Up Swap derivative to hedge the US Dollar libor interest rate with a notional amount of US Dollar 416 million amortizing. The derivative qualifies for hedge accounting.

The Step-Up Swap derivative to hedge euribor interest rate has reached maturity during the first quarter of 2016.

(18)         Related Parties

Transactions with related parties have been performed as part of the Group’s ordinary course of business and have been performed at arm’s length.

Group transactions with related parties during the three-months ended 31 March 2016 were as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three-month period ended 31 March 2016

	Thousand Euros
	Associates	Key management personnel	Other related parties	Board of directors of the company
Other service expenses	(1,330)	—	(1,300)	(228)
Operating leases expenses	—	—	(1,248)	—
Remuneration	—	(2,462)	—	(788)
Financial costs / income	565	—	—	—

	(765)	(2,462)	(2,548)	(1,016)

Group transactions with related parties during the three-months ended 31 March 2015 were as follows:

	Thousand Euros
	Associates	Key management personnel	Other related parties	Board of directors of the company
Net sales	75	—	—	—
Other service expenses	—	—	(1,974)	(161)
Operating leases expenses	—	—	(2,394)	—
Remuneration	—	(2,141)	—	(940)
R&D agreements	(8,029)	—	—	—
Purchase of fixed assets	—	—	(276,457)	—
Sale of fixed assets	—	—	12,000	—
Financial costs / income	155	—	—	—

	(7,799)	(2,141)	(268,825)	(1,101)

The Group has not extended any advances or loans to the members of the board of directors or key management personnel nor has it assumed any guarantee commitments on their behalf. It has also not assumed any pension or life insurance obligations on behalf of former or current members of the board of directors or key management personnel. In addition, as disclosed in note 29(c) of the consolidated financial statements as at and for the year ended 31 December 2015, certain Company directors and key management personnel are entitled to termination benefits.

(19)                          Subsequent events

•                  On April 8, 2016 Grifols has signed the agreements to acquire a 49% stake in Interstate Blood Bank, Inc (“IBBI”), a company based in Memphis, USA, and its affiliates, for the price of US Dollars 100 million. GWWO has also entered into an option agreement to purchase the remaining 51% for the price of US Dollars 100 million and has agreed to pay US Dollars 10 million to exercise the call option. The principal business activity of IBBI and its affiliates is the collection of plasma for the plasma fractionation industry.

The closing of the transaction is expected to take place within a month, once clearance from the U.S. antitrust authorities has been granted.

•                  On April 22, 2016, our subsidiary, Grifols Worldwide Operations Limited, subscribed US Dollars 19,950 thousand aggregate principal amount of 9% convertible bonds due 2021 issued by Aradigm. The Group indirectly owns 35.13% of the common stock of Aradigm. Interest on the convertible bonds is payable on May 1 and November 1 of each year.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three-month period ended 31 March 2016

During the periods or upon the events described in the indenture governing the convertible bonds, the convertible bonds are convertible into common stock of Aradigm. The conversion rate is 191.9386 shares of Aradigm common stock per USD 1,000 principal amount of convertible bonds.

Aradigm intends to use the net proceeds from the offering to fund the current clinical development and regulatory submission for licensure of Pulmaquin and for general corporate purposes.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF GRIFOLS, S.A. AND SUBSIDIARIES

You are encouraged to read the following discussion and analysis of Grifols’ financial condition and results of operations together with their three month period ended March 31 2016 condensed consolidated interim financial statements and related footnotes that have been subject to an AU 722 review by its certified independent accountants. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements” included elsewhere in this document.

Business Overview

Grifols is a leading global specialty biopharmaceutical company that develops, manufactures and distributes a broad range of plasma derivative products and also specializes in providing infusion solutions, nutrition products, blood bags and diagnostic instrumentation and reagents for use in hospitals and clinics. Plasma derivatives are proteins found in human plasma, which once isolated and purified, have therapeutic value. Plasma derivative products are used to treat patients with hemophilia, immune deficiencies, infectious diseases and a range of other severe and often life threatening medical conditions. Grifols’ products and services are used by healthcare providers worldwide to diagnose and treat patients with hemophilia, immune deficiencies, infectious diseases and a range of other medical conditions.

Grifols plasma derivative products are manufactured at its plasma fractionation plant near Barcelona, Spain, which has a capacity of 4.2 million liters per year, and its plant in Los Angeles, California, United States which currently has a capacity of close to 2.3 million liters per year. In addition, Clayton, North Carolina site, acquired in the acquisition of Talecris, is one of the world’s largest integrated protein manufacturing sites including fractionation, purification and aseptic filling and finishing of plasma-derived proteins. The new fractionation facility in Clayton, approved by the FDA at the end of 2014, almost doubles the production capacity to approximately 6 million liters annually. The Spanish and American facilities currently have an aggregate fractionation capacity of 12.5 million liters of plasma per year.

Grifols organizes its business into four divisions: Bioscience, Hospital, Diagnostic and Raw Materials & Others. Subsequent to its acquisitions, Talecris’ operations were incorporated into the existing Bioscience Division and the business of the transfusion diagnostic unit acquired to Novartis was incorporated into the existing Diagnostic Division.

•               Bioscience. The Bioscience division includes activities relating to the manufacture of plasma derivatives for therapeutic use, including the reception, analysis, quarantine, classification, fractionation and purification of plasma, and the sale and distribution of end products. The main plasma products we manufacture are IVIG, Factor VIII, A1PI and albumin. We also manufacture intramuscular (hyperimmune) immunoglobulins, ATIII, Factor IX and plasma thromboplastin component, or PTC. Subsequent to the acquisition in 2011, Talecris’ operations were incorporated into our existing Bioscience division. This diversification of our Bioscience division, coupled with geographical expansion, has enabled us to adapt to the demands of patients and healthcare professionals and add value to our services. The Bioscience division, which accounts for a majority of the Group’s total net sales, accounted for Euros 754.9 million, or 78.7%, and Euros 681.0 million, or 75.0%, of Grifols’ total net revenues for the three months period ended March 31, 2016 and the three months period ended March 31, 2015, respectively.

•         Diagnostic. The Diagnostic division focuses on researching, developing, manufacturing and marketing in vitro diagnostics products including analytical instruments, reagents and software for use in clinical as well as blood bank laboratories. We concentrate our Diagnostic business in immunohematology and hemostasis product lines. The Diagnostic division’s main customers are blood donation centers, clinical analysis laboratories and hospital immunohematology services. From January 2014 the division includes the diagnostic business acquired to Novartis. The business acquired produces a complete line of products and systems to perform blood donor screening, molecular tests aimed at detecting the pathogenic agents of transfusion related infectious diseases such as HIV, hepatitis B, hepatitis C, and West Nile Virus. The Diagnostic division accounted for Euros 161.0 million, or 16.8%, and Euros 172.6 million, or 19.0%, of Grifols’ total net revenues for the three months period ended March 31, 2016 and the three months period ended March 31, 2015, respectively. For more details on the business acquired see Note 3 of the 2015 consolidated financial statements.

•               Hospital. The Hospital division manufactures and installs products used by and in hospitals, such as parenteral solutions and enteral and parenteral nutritional fluids, which are sold almost exclusively in Spain and Portugal and hospital logistics solutions. It also includes products that we do not manufacture but that we market as supplementary to the products that we do manufacture. The Hospital division accounted for Euros 22.8 million, or 2.4%, and Euros 23.3 million, or 2.5%, of total net revenues for the three months period ended March 31, 2016 and the three months period ended March 31, 2015, respectively.

•               Raw Materials and Others. It primarily consists of revenues earned from third-party engineering projects performed by our subsidiary, Grifols Engineering, S.A., as well as all income derived from manufacturing agreements with Kedrion, and royalty income from the Bioscience and Diagnostic divisions, including royalties acquired with the Novartis Diagnostic Business. It accounted for Euros 20.1 million, or 2.1%, and Euros 31.5 million, or 3.5%, of Grifols total net revenues for the three months period ended March 31, 2016 and the three months period ended March 31, 2015, respectively.

Presentation of Financial Information

IFRS

Grifols Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2016 and March 31 2015 have been prepared in accordance with IAS 34, Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the group for the year ended 31 December 2015 prepared in accordance with IFRS as issued by the International Accounting Standard Board (IFRS IASB).

Factors Affecting Grifols’ Financial Condition and Results of Operations

Price Controls

Certain healthcare products, including plasma derivative products, are subject to price controls in many of the markets where they are sold, including Spain and other countries in the European Union. The existence of price controls over these products has adversely affected, and may continue to adversely affect, our ability to maintain or increase our prices and gross margins.

As a result of the Talecris acquisition in 2011, we have significantly expanded our presence in the United States. The United States is the principal market in the world for plasma derivative products and prices for plasma derivative products are currently not regulated, with the exception of certain government healthcare programs.

Plasma Supply Constraints

Plasma is the key raw material used in the production of plasma-derived products. Our ability to continue to increase our revenue depends substantially on increased access to plasma. We obtain our plasma primarily from the United States through our plasma collection centers and, to a much lesser extent, through agreements with third parties.

A continued increase in demand for plasma products could lead to industry supply constraints. In response, we and certain of our competitors and independent suppliers could open a number of new plasma collection centers.

At the end of 2015 we had 159 operating plasma collection centers located across the United States. We have expanded our plasma collection network through a combination of organic growth and acquisitions and the opening of new plasma collection centers. Our acquisitions of SeraCare (now renamed Biomat USA) in 2002; PlasmaCare, Inc. in 2006 (merged with Biomat USA in 2015); eight plasma collection centers from a subsidiary of Baxter in 2006; four plasma collection centers from Bio-Medics, Inc. in 2007; and one plasma collection center from Amerihealth Plasma LLC in 2008 have given us reliable access to United States source plasma. Our acquisition of Talecris in June 2011 expanded our network by an additional 67 centers, and in 2012, we purchased three plasma collection centers in the United States from Cangene Corporation, a Canadian biopharmaceutical firm.

In 2015, our plasma collection centers obtained approximately 8.2 million liters of plasma (including specialty plasma required for the production of hyperimmunes and plasma acquired from third parties). We believe that our plasma requirements through 2017 will be met through: (i) plasma collected through our plasma collection centers and (ii) approximately one million liters of plasma per year to be purchased from third-party suppliers pursuant to various plasma purchase agreements. In 2015 we have started a 5 year plan to open new centers to support future demand growth.

Critical Accounting Policies under IFRS

The preparation of the condensed consolidated interim financial statements in accordance with IAS 34, requires us to make estimates and judgments in certain circumstances that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures of contingent assets and liabilities. A detailed description of our significant accounting policies can be found in note 4 of the consolidated financial statements of the group for the year ended 31 December 2015

We believe that certain of our accounting policies are critical because they require subjective and complex judgments, often requiring the use of estimates about the effects of matters that are inherently uncertain. We apply estimation methodologies consistently from year to year. Other than changes required due to the issuance of new accounting guidance, there have been no significant changes in our application of critical accounting policies during the periods presented. We periodically review our critical accounting policies and estimates with the Audit Committee of our Board. The following is a summary of accounting policies that we consider critical to our condensed consolidated interim financial statements.

Business combinations

We apply IFRS 3 revised “Business combinations in transactions made subsequent to January 1, 2010”, applying the acquisition method of this standard to business combinations. The acquisition date is the date on which we obtain control of the acquiree.

The consideration paid excludes all amounts that do not form part of the exchange for the acquired business. Acquisition related-costs are accounted for as expenses when incurred. Share capital increase costs are recognized as equity when the increase takes place and borrowing costs are deducted from the related financial liability when it is recognized.

At the acquisition date, we recognize the assets acquired and the liabilities assumed at fair value. Liabilities assumed include any contingent liabilities that represent present obligations arising from past events for which the fair value can be measured reliably. This criterion does not include non-current assets or disposable groups of assets which are classified as held for sale.

Assets and liabilities assumed are classified and designated for subsequent measurement in accordance with the contractual terms, economic conditions, operating or accounting policies and other factors that exist at the acquisition date, except for leases and insurance contracts.

The excess between the consideration transferred and the value of net assets acquired and liabilities assumed, less the value assigned to non-controlling interests, is recognized as goodwill.

When a business combination has been determined provisionally, adjustments to the provisional values only reflect information relating to events and circumstances existing at the acquisition date and which, had they been known, would have affected the amounts recognized at that date. Once this period has elapsed, adjustments are made to initial values only when errors must be corrected. Any potential benefits arising from tax losses and other deferred tax assets of the acquiree that were not recorded because they did not qualify for recognition at the acquisition date are accounted for as income tax revenue, provided the adjustments were not made during the measurement period.

Property, plant and equipment

(i)                           Depreciation

Property, plant and equipment are depreciated by allocating the depreciable amount of an asset on a systematic basis over its useful life. The depreciable amount is the cost or deemed cost of an asset less its residual value. We determine the depreciation charge separately for each component of property, plant and equipment with a cost that is significant in relation to the total cost of the asset.

Property, plant and equipment are depreciated using the following criteria:

	Depreciation Method	Rates
Buildings	Straight line	1%-3%
Other property, technical equipment and machinery	Straight line	4%-10%
Other property, plant and equipment	Straight line	7%-33%

We review residual values, useful lives and depreciation methods at each financial year end. Changes to initially established criteria are accounted for as a change in accounting estimates.

(ii)                       Subsequent recognition

Subsequent to the initial recognition of the asset, only those costs incurred which will probably generate future profits and for which the amount may reliably be measured are capitalized. Costs of day-to-day servicing are recognized in profit or loss as incurred.

Replacements of property, plant and equipment which qualify for capitalization are recognized as a reduction in the carrying amount of the items replaced. Where the cost of the replaced items has not been depreciated independently and it is not possible to determine the respective carrying amount, the replacement cost is used as indicative of the cost of items at the time of acquisition or construction.

(iii)                   Impairment

We test for impairment and reversals of impairment losses on property, plant and equipment based on the criteria set out below in section Intangible Assets “(vi) Impairment of goodwill, other intangible assets and other non-financial assets subject to depreciation or amortization”.

Intangible assets

(i)                           Goodwill

Goodwill is generated in the course of business combinations and is calculated using the criteria described in the section on business combinations.

Goodwill is not amortized, but tested for impairment annually or more frequently if events indicate a potential impairment loss. Goodwill acquired in business combinations is allocated to the cash generating units, which we refer to as CGUs, or groups of CGUs that are expected to benefit from the synergies of the business combination. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

(ii)                       Internally generated intangible assets

Any research and development expenditure incurred during the research phase of projects is recognized as an expense when incurred.

Costs related with development activities are capitalized when:

•           we have technical studies that demonstrate the feasibility of the production process;

•           we have undertaken a commitment to complete production of the asset to make it available for sale or internal use;

•           the asset will generate sufficient future economic benefits; and

•           we have sufficient technical and financial resources to complete development of the asset and have devised budget control and cost accounting systems that enable monitoring of budgetary costs, modifications and the expenditures actually assigned to different projects.

The cost of internally generated assets is calculated using the same criteria established for determining production costs of inventories. The production cost is capitalized by allocating the costs attributable to the asset to the “self-constructed non-current assets” line in the consolidated statement of profit or loss.

Expenditures on activities that contribute to increasing the value of the different businesses in which we operate are expensed when incurred. Replacements or subsequent costs incurred on intangible assets are generally recognized as an expense, except where they increase the future economic benefits expected to be generated by the assets.

(iii)                   Other intangible assets

Other intangible assets are carried at cost or at fair value if they arise on business combinations, less accumulated amortization and impairment losses.

Intangible assets with indefinite useful lives are not amortized but tested for impairment at least annually.

(iv)                     Intangible assets acquired in business combinations

The cost of identifiable intangible assets acquired in the business combination of Talecris includes the fair value of the currently marketed products sold and which are classified in “Other intangible assets”.

The cost of identifiable intangible assets acquired in the business combination of Progenika includes the fair value of the currently marketed products sold, which are classified in “Other intangible assets” and “Development costs”.

The cost of identifiable intangible assets acquired in the business combination of Novartis includes the fair value of the existing royalty agreements.

(v)                         Useful life and amortization rates

We assess whether the useful life of each intangible asset acquired is finite or indefinite. An intangible asset is regarded as having an indefinite useful life when there is no foreseeable limit to the period over which the asset will generate net cash inflows.

Intangible assets with finite useful lives are amortized by allocating the depreciable amount of an asset on a systematic basis over its useful life, by applying the following criteria:

	Amortization Method	Rates
Development expenses	Straight line	20% - 33%
Concessions, patents, licenses, trademarks and similar	Straight line	7% - 20%
Computer Software	Straight line	16% - 33%
Currently marketed products	Straight line	3% - 10%

The depreciable amount is the cost or deemed cost of an asset less its residual value.

The Group does not consider the residual value of its intangible assets to be material. The Group reviews the residual value, useful life and amortisation method for intangible assets at each financial year end. Changes to initially established criteria are accounted for as a change in accounting estimates.

(vi)                     Impairment of goodwill, other intangible assets and other non-financial assets subject to depreciation or amortization

We evaluate whether there are indications of possible impairment losses on non-financial assets subject to amortization or depreciation to verify whether the carrying amount of these assets exceeds the recoverable amount.

We test goodwill, intangible assets with indefinite useful lives, and intangible assets with finite useful lives that are not available for use for potential impairment at least annually, irrespective of whether there is any indication that the assets may be impaired.

The recoverable amount of the assets is the higher of their fair value less costs of disposal and their value in use. An asset’s value in use is calculated based on an estimate of the future cash flows expected to derive from the use of the asset, expectations about possible variations in the amount or timing of those future cash flows, the time value of money, the price for bearing the uncertainty inherent in the asset and other factors that market participants would reflect in pricing the future cash flows deriving from the asset.

Negative differences arising from comparison of the carrying amounts of the assets with their recoverable amounts are recognized in the consolidated statement of profit and loss.

Recoverable amount is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, recoverable amount is determined for the CGU to which the asset belongs.

Impairment losses recognized for cash generating units are first allocated, where applicable, to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro rata on the basis of the carrying amount of each asset. The carrying amount of each asset may not be reduced below the highest of (i) its fair value less costs of disposal, (ii) its value in use and (iii) zero.

At the end of each reporting period we assess whether there is any indication that an impairment loss recognized in prior periods may no longer exist or may have decreased. Impairment losses on goodwill are not reversible. Impairment losses on other assets are only reversed if there has been a change in the estimates used to calculate the recoverable amount of the asset.

A reversal of an impairment loss is recognized in consolidated statement of profit or loss. The increase in the carrying amount of an asset attributable to a reversal of an impairment loss may not exceed the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized.

A reversal of an impairment loss for a CGU is allocated to its assets, except for goodwill, pro rata with the carrying amounts of those assets. The carrying amount of an asset may not be increased above the lower of its recoverable value and the carrying amount that would have been obtained, net of amortization or depreciation, had no impairment loss been recognized.

Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

The costs of conversion of inventories include costs directly related to the units of production and a systematic allocation of fixed and variable production overheads that are incurred in converting materials into finished goods. The allocation of fixed indirect overheads is based on the higher of normal production capacity or actual production.

The raw material used to produce hemoderivatives is human plasma, which is obtained from our donation centers using the plasmapheresis method. The cost of inventories includes the amount paid to plasma donors, or the amount billed by the seller when plasma is purchased from third parties, as well as the cost of products and devices used in the collection process, rental expenses and storage. This plasma has to be stored before use, which is an essential part of the production process. During the storage period, the plasma undergoes various virological tests and should be kept in quarantine in accordance with FDA and EMA regulations, in order to guarantee that all the plasma is suitable for use in the production process.

To the extent that plasma storage costs are necessary to the production process, they are included as cost of inventories.

Indirect costs such as general management and administration costs are recognized as expenses in the period in which they are incurred.

The cost of raw materials and other supplies and the cost of merchandise are allocated to each inventory unit on a weighted average cost basis.

The transformation cost is allocated to each inventory unit on a first in, first out basis.

We use the same cost model for all inventories of the same nature and with a similar use.

Volume discounts extended by suppliers are recognized as a reduction in the cost of inventories when it is probable that the conditions for discounts to be received will be met. Discounts for prompt payment are recognized as a reduction in the cost of the inventories acquired.

When the cost of inventories exceeds the net realizable value, materials are written down to net realizable value. Net realizable value is considered as detailed below.

•           Raw materials and other supplies: replacement cost. Nevertheless, raw materials and other supplies are not written down if the finished goods into which they will be incorporated are expected to be sold at or above cost of production.

•           Merchandise and finished goods: estimated selling price less costs necessary to sell the goods.

•           Work in progress: the estimated selling price of related finished goods, less the estimated costs of completion and the estimated costs necessary to make the sale.

Previously recognized write-down is reversed against profit or loss when the circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances. The reversal of the write-down is limited to the lower of the cost and revised net realizable value of the inventories. Write-downs may be reversed with a credit to “Changes in inventories of finished goods and work in progress” and “Supplies”.

Revenue recognition

Revenue from the sale of goods or services is measured at the fair value of the consideration received or receivable. Revenue is presented net of VAT and any other amounts or taxes which are effectively collected on behalf of third parties. Volume or other types of discounts for prompt payment are recognized as a reduction in revenue if considered probable at the time of revenue recognition.

We recognize revenue from the sale of goods when:

•           we have transferred to the buyer the significant risks and rewards of ownerships of the goods;

•           we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•           the amount of revenue and the costs incurred or to be incurred can be measured reliably;

•           it is probable that the economic benefits associated with the transaction will be received by us; and

•           the costs incurred or to be incurred in respect of the transaction can be measured reliably.

We participate in government-managed Medicaid programs in the United States, accounting for Medicaid rebates by recognizing an accrual at the time a sale is recorded for an amount equal to the estimated claims for Medicaid rebates attributable to the sale. Medicaid rebates are estimated based on historical experience, legal interpretations of the applicable laws relating to the Medicaid program and any new information regarding changes in the program regulations and guidelines that would affect rebate amounts. Outstanding Medicaid claims, Medicaid payments and inventory levels are analyzed for each distribution channel and the accrual is adjusted periodically to reflect actual experience. While rebate payments are generally made in the following or subsequent quarter, any adjustments for actual experience have not been material.

As is common practice in the sector, the purchase contracts we have signed with some of our customers entitle these customers to price discounts for a minimum purchase volume, volume discounts or prompt payment discounts. We recognize these discounts as a reduction in sales and receivables in the same month that the corresponding sales are invoiced based on the customer’s actual purchase figures or on past experience when the customer’s actual purchases will not be known until a later date.

In the United States, we enter into agreements with certain customers to establish contract pricing for our products, which these entities purchase from the authorized wholesaler or distributor (collectively, “wholesalers”) of their choice. Consequently, when the products are purchased from wholesalers by these entities at the contract price which is less than the price we charge to the wholesaler, we provide the wholesaler with a credit referred to as a chargeback. We record the chargeback accrual at the time of the sale. The allowance for chargebacks is based on our estimate of the wholesaler inventory levels, and the expected sell through of the products by the wholesalers at the contract price based on historical chargeback experience and other factors. We periodically monitor the factors that influence the provision for chargebacks and make adjustments when we believe that actual chargebacks may differ from established allowances. These adjustments occur in a relatively short period of time. As these chargebacks are typically settled within 30 to 45 days of the sale, adjustments for actual experience have not been material.

Leases

(i)                          Lessee accounting records

We have rights to use certain assets through lease contracts. Leases in which we assume substantially all the risks and rewards incidental to ownership are classified as finance leases, and all other leases are classified as operating leases.

•           Finance leases: We recognize finance leases as assets and liabilities at the commencement of the lease term, at the lower of the fair value of the leased asset and the present value of the minimum lease payments. Initial direct costs are added to the asset’s carrying amount. Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are recognized as expenses in the years in which they are incurred.

•           Operating leases: We recognize lease payments under an operating lease, excluding incentives, as expenses on a straight-line basis unless another systematic basis is representative of the time pattern of the lessee’s benefit.

(ii)                      Sale-leaseback transactions

Any profit on sale leaseback transactions that meet the conditions of a finance lease is deferred over the term of the lease.

When the leaseback is classified as an operating lease:

•           If the transaction is at fair value, any profit or loss on the sale is recognized immediately in consolidated statement of profit or loss for the year; or

•           If the sale price is below fair value, any profit or loss is recognized immediately in the consolidated statement of profit or loss. However, if the loss is compensated for by future below market lease payments, it is deferred in proportion to the lease payments over the period for which the asset is to be used.

Results of Operations

Three months ended March 31, 2016 compared to three months ended March 31, 2015

Key financial figures — 1Q 2016

Grifols increased its net revenues by +5.6% +1.5% constant currency (cc) to Euros 958.9 million in the first quarter of 2016. Recurring sales (excluding Raw Materials and Others) grew by +7.1% (+2.9% cc), with revenues of Euros 938.8 million.

The Bioscience Division was the main driver of growth, with revenues rising by +10.9% (+6.3% cc) to Euros 754.9 million. The demand for plasma proteins continued its upward trend, with growth in the main proteins and a notable contribution from sales of alpha-1 antitrypsin and albumin. The company maintained the leadership position of its IVIG at global level(1) .

Revenues of the Diagnostic Division amounted to Euros 161.0 million, decreasing by -6.7% (-9.9% cc). For comparison purposes, the revenues reported in the first quarter of 2015 included the impact of certain contracts for systems using NAT technology (Procleix® NAT Solutions) signed in Japan, as well as higher revenues deriving from the old contract signed with Abbott, which remained in force during the first half of 2015. The new contract signed in July 2015, with a total value of approximately USD 700 million, includes new conditions and extends the supply of antigens until 2026.

Revenues of the Hospital Division were stable at Euros 22.8 million compared with
Euros 23.3 million for the same period of 2015, falling by -1.8% (-1.2% cc). These revenues continue to be impacted by the slowdown in public tenders relating to the areas of Pharmatech (which includes hospital logistics) and Contract Manufacturing. Grifols continues to lay the foundations for the growth of this division in the United States.

Grifols’ EBITDA rose by +0.9% to Euros 282.5 million. The EBITDA margin was 29.5% of revenues.

The geographic mix of revenues and improved manufacturing efficiencies helped to offset the negative impact on margins caused by the simultaneous operation of the two fractionation plants in Clayton (North Carolina, United States) while all production is transferred to the new plant; as well as higher plasma costs from the acceleration of investments for the opening of new donor centres, and the trend towards greater incentives to reward donors for their time. The margins seen in the first quarter of 2015 were also favoured by revenues from royalties relating to the transfusion diagnostics unit, which decline in 2016.

EBIT was impacted by the higher depreciation charges expected following the progressive start of operations at the new fractionation plant at Clayton. In the first quarter of 2016, EBIT stood at Euros 231.5 million (-2.1%), representing 24.1% of revenues.

The financial result improved due to lower financial expenses mainly related to the lower impact of exchange differences.

(1)  Market Research Bureau (MRB) 2014 dated February 2016

Grifols’ net profit was Euros 125.2 million (-2.5%). This represents 13.1% of the company’s net revenues. The increase in depreciation charges relating to the new fractionation plant and a higher effective tax rate compared with the first quarter of 2015 explain its evolution.

Grifols’ effective tax rate was 24.0%, reflecting the contribution of profits from the different geographical regions in which the company operates.

At the end of the first quarter of 2016, net financial debt was Euros 3,614.7 million, showing the progressive reduction of indebtedness. Most of the company’s financial debt is denominated in US Dollars and was favoured by the moderate appreciation of the Euro against the Dollar in the first quarter of the year. Consequently, the net debt to EBITDA ratio fell to 3.10x, compared with 3.19x reported in December 2015. Excluding the exchange rate impact, it was 3.22x.

Key financial figures for the three months ended 31 March 2016

In millions of euros except % and EPS	1Q 2016	1Q 2015	% Var
NET REVENUE (NR)	958.9	908.4	5.6%
GROSS MARGIN	49.4%	49.7%
R&D	47.7	50.9	(6.4)%
% NR	5.0%	5.6%
EBITDA	282.5	280.0	0.9%
% NR	29.5%	30.8%
EBIT	231.5	236.4	(2.1)%
% NR	24.1%	26.0%
GROUP PROFIT	125.2	128.5	(2.5)%
% NR	13.1%	14.1%
ADJUSTED(1) GROUP PROFIT	140.2	148.7	(5.7)%
% NR	14.6%	16.4%

CAPEX	57.5	68.3	(15.8)%
EARNINGS PER SHARE (EPS)(2)	0.18	0.19	(5.3)%

	March 2016		December 2015	% Var

TOTAL ASSETS	9,239.0		9,601.7	(3.8)%
TOTAL EQUITY	3,297.4		3,301.4	(0.1)%
CASH & CASH EQUIVALENTS	1,007.6		1,142.5	(11.8)%
LEVERAGE RATIO	(3.10/3.22cc	)(3)	3.19

(1) Excludes non-recurring costs and associated with recent acquisitions, amortization of deferred expenses associated to the refinancing and amortization of intangible assets related to acquisitions

(2) EPS as of March 31, 2015 calculated taking into consideration the 2:1 split effective 4 January 2016

(3) Constant currency (cc) excludes the impact of exchange rate movements

Grifols maintains strong operating cash generation in order to fund planned growth projects and meet its objective of reducing leverage, which remains a priority.

At 31 March 2016, the company’s cash position exceeded Euros 1,000 million, with undrawn credit lines for more than Euros 450 million. The group’s liquidity position was above Euros 1,450 million.

Total consolidated assets as at March 2016 were Euros 9,239.0 million.

On 4 January 2016, the stock split approved by Grifols’ Board of Directors became effective. Consequently, the company’s share capital as at 31 March 2016 was unchanged at

Euros 119.6 million, although the total number of shares was modified. Following the stock split, Grifols’ share capital was represented by 426,129,798 ordinary shares (Class A) with a nominal value of Euros 0.25 per share and 261,425,110 non-voting shares (Class B) with a nominal value of Euros 0.05.

Revenue performance by division

•               Bioscience division: 78.7% of revenue

Revenues of the Bioscience Division rose by +10.9% compared with the first quarter of 2015, to Euros 754.9 million. On a like-for-like basis, at constant exchange rates (cc), they grew by +6.3%. The company is focused on the growth in demand for its main proteins, geographical expansion and innovation.

Sales of alpha-1 antitrypsin contributed significant growth driven by North America and Europe, which is the result of the effectiveness of Grifols Alpha-1 screening programs in those regions. Sales of this protein continue to be one of the division’s drivers of growth, and reflect the ongoing commercial efforts made to strengthen the pneumology area and to position Grifols in the field of respiratory diseases.

Sales of albumin were very strong in China and the United States, the main markets for this protein, while sales of factor VIII maintained its upward trend, driven by growth in the commercial market, mainly in the United States, and by the increased volumes provided by the public tenders market. The growth in sales of IVIG was steady, with a stabilisation of the competitive dynamic seen for this plasma product in the United States in recent periods.

Grifols continued with its strategy of pursuing balanced growth in sales of plasma products in order to optimise raw materials costs and production capacity.

The most significant milestones of the first quarter of 2016 included the following:

•                  FDA approval to use the fraction IV-1 produced at the Parets del Vallès fractionation plant (Barcelona, Spain) in the purification plant also located in Parets del Vallès for producing the alpha-1 antitrypsin marketed in Europe. Until that time, it had been possible to use only the intermediate product manufactured at the Clayton fractionation plant, so this approval provides flexibility, agility and greater efficiency for the production processes, in line with Grifols’ goals.

•                  Grifols’ logistics centre in Ireland obtained authorisation from the Irish medicines agency (Health Products Regulatory Authority, HPRA) to import and store plasma and intermediate products, as well as to import, label and distribute finished medicinal products from Grifols’ three hemoderivatives manufacturing plants in the United States and Spain. This authorisation represents an important milestone for the start of activity in the facilities.

With regard to investment, the company continues with its policy of increasing its industrial capacity and plasma collection. To this end, Grifols has announced a new industrial expansion plan and is going ahead with its initiatives to increase plasma availability by opening new donor centres in the United States. In this regard, after the end of the first quarter, Grifols announced the agreement with Interstate Blood Bank Inc. (IBBI) to acquire 49% of its share capital for USD 100 million, subject to approval by the US competition authorities. In this way, Grifols strengthens its existing commercial ties with this company.

•               Diagnostic division: 16.8% of revenue

Revenues of the Diagnostic Division amounted to Euros 161.0 million, decreasing by -6.7% (-9.9% cc). The blood typing line continues to be the division’s main growth driver. Sales of instruments (Wadiana® and Erytra®) and blood-typing reagents (DG-Gel® cards) remained strong and continued to drive the division’s penetration of the United States. This market has great potential for Grifols.

Revenues from systems using NAT technology (Procleix® NAT Solutions) for virological screening of blood donations and plasma were stable, despite the competitive landscape and the lower number of blood transfusions performed in certain developed countries. In comparative terms, however, these revenues were penalised by the high revenues reported in the same quarter of 2015, when a number of contracts signed in Japan were recognised.

When comparing sales of antigens used to manufacture diagnostic immunoassays it must be taken into account the impact of the new contract signed with Abbott which entered into force in the second half of 2015, with the old one remaining in force during the first part of the year. The new contract, with a total value of approximately USD 700 million, includes new conditions and extends the supply of antigens until 2026, ensuring higher levels of recurring income for this business line.

The most significant milestones of the first quarter of 2016 included the following:

•                  The company continues to make major efforts to promote its global expansion and strengthen its presence in strategic markets. Among the notable initiatives during the quarter, was the company’s presence at the 2016 Arab Health Exhibition & Congress one of the most important events held in the Middle East.

•                  A significant initiative in the field of innovation was the launch of an update for the Procleix® Tigris® system, the reference automated platform for blood banks all over the world, which allows blood donations to be analysed and screened for viruses. Under the name MAX Package, the system makes it possible to improve processing capacity.

•                  As regards strategic agreements, Grifols will be marketing the new Meridian Illumigene diagnostic test in Spain, which allows detection of the malaria virus. Meridian recently received the CE Mark for this test. Illumigene is notable for its speed and effectiveness of diagnosis.

•               Hospital division: 2.4% of revenue

Revenues of the Hospital Division were stable at Euros 22.8 million compared with
Euros 23.3 million for the same period of 2015, -1.8% (-1.2% cc). These revenues remain impacted by the slowdown in public tenders relating to the areas of Pharmatech (which includes hospital logistics) and Contract Manufacturing.

Grifols continues to lay the foundations for the growth of this division in the United States. A significant event during the quarter was the first introduction of the Kiro®Oncology system, which automates the preparation of intravenous medication for chemotherapy, in this market. The prestigious Ann & Robert H. Lurie Children’s Hospital in Chicago was the first centre in the United States to adopt this system, with training and support provided by Grifols’ team.

Revenue performance by division for the three months ended 31 March 2016

		% of Net		% of Net
In thousands of euros	1Q 2016	Revenues	1Q 2015	Revenues	% Var	% Var cc*
BIOSCIENCE	754,945	78.7%	681,027	75.0%	10.9%	6.3%
DIAGNOSTIC	161,040	16.8%	172,561	19.0%	(6.7)%	(9.9)%
HOSPITAL	22,838	2.4%	23,259	2.5%	(1.8)%	(1.2)%
SUBTOTAL	938,823	97.9%	876,847	96.5%	7.1%	2.9%
RAW MATERIALS AND OTHERS	20,110	2.1%	31,537	3.5%	(36.2)%	(38.2)%
TOTAL	958,933	100.0%	908,384	100.0%	5.6%	1.5%

* Constant currency (cc) excludes the impact of exchange rate movements

•               Raw Materials & Others division: 2.1% of revenue

Grifols’ non-recurring revenues in the Raw Materials and Others Division amounted to
Euros 20.1 million, representing 2.1% of total revenues. These include, among others, third-party engineering projects performed by Grifols Engineering, all income deriving from manufacturing agreements with Kedrion, and revenues from royalties. As anticipated, the lower revenues for this division are directly related to the reduction in royalties earned by the transfusion diagnostics unit.

Revenue performance by region

94.0% of Grifols’ revenues were generated in international markets. The company continued to focus heavily on international markets in the first quarter of 2016.

In the United States and Canada, revenues rose by Euros 618.6 million, representing an increase of +9.1% (+2.6% cc). In the European Union, revenues fell by -6.5% (-6.6% cc) to Euros 159.8 million. Sales of plasma products (Bioscience Division) remained positive in both regions. However, the lower number of blood transfusions performed in certain developed countries restricted revenue growth in the area of transfusion medicine using NAT technology (Diagnostic Division) in the European and US markets.

The highest growth was seen in ROW (Rest of World), where revenues increased by +15.6% (+15.8% cc), and it already accounts for 16.7% of total revenues. Global expansion is one of the company’s main strategic pillars, and the Asia-Pacific region continues to be a priority due to its high potential for growth.

Revenue performance by region for the three months ended 31March 2016

		% of Net		% of Net
In thousands of euros	1Q 2016	Revenues	1Q 2015	Revenues	% Var	% Var cc*
US + CANADA	618,584	64.5%	567,112	62.4%	9.1%	2.6%
EU	159,819	16.7%	170,997	18.8%	(6.5)%	(6.6)%
ROW	160,420	16.7%	138,738	15.3%	15.6%	15.8%
SUBTOTAL	938,823	97.9%	876,847	96.5%	7.1%	2.9%
RAW MATERIALS AND OTHERS	20,110	2.1%	31,537	3.5%	(36.2)%	(38.2)%
TOTAL	958,933	100.0%	908,384	100.0%	5.6%	1.5%

* Constant currency (cc) excludes the impact of exchange rate movements

Investment Activities: R&D, CAPEX and acquisitions

•               Research and Development

From January to March 2016, net investment in R&D amounted to Euros 51.0 million, representing 5.3% of revenues.

In addition, Grifols invested Euros 3.8 million in AlbaJuna Therapeutics, a spin-off from the IrsiCaixa Institute for AIDS Research, which is developing a new treatment strategy based on monoclonal antibodies with great potential to neutralise HIV and activate the “natural killer” cells responsible for destroying cells infected by the virus.

The company continuous with various research projects in all its divisions.

•               Capital Expenditure (CAPEX)

In the first three months of the year, Grifols invested Euros 57.5 million to continue improving and expanding the manufacturing facilities of its three divisions. The investments under way are progressing as planned.

In addition, Grifols’ Board of Directors approved a new industrial investment plan for the Bioscience Division, amounting to USD 360 million for the period 2016-2021, with the aim of ensuring sustained growth for the company over the long term. The planned new investments will allow Grifols to increase its production capacity in order to meet the growing demand for plasma products until 2028-2030.

The plan includes the construction of four plants: a plasma fractionation plant and an immunoglobulin purification plant, both in Clayton, United States; an albumin purification plant in Dublin, Ireland; and an alpha1-antitrypsin purification plant in Barcelona, Spain.

The breakdown of these various projects is as follows:

	Project	Product	Campus	Amount (USD M)	Estimated date for operations to start
1.	Plasma fractionation plant		Clayton, NC (US)	90	2022
2.	Purification plant for fraction II+III	IVIG	Clayton, NC (US)	120	2023
3.	Purification plant for fraction V	Albumin	Dublin (IRL)	85	2020
4.	Purification plant for fraction IV-1	Alpha 1	Parets del Vallès, BCN (ESP)	65	2018
			TOTAL AMOUNT	360

The new fractionation plant will increase Grifols’ plasma needs. To ensure sufficient supplies of plasma, in 2015 the company approved a plan for the opening of new plasma donor centres in the United States, as well as the expansion, renovation and relocation of existing centres. The aim is to bring the total number of active plasmapheresis centres to 225 by 2021. The company already has 160 operational centres boasting the latest technology to increase the efficiency of the donation process.

In addition, Grifols plans to build a third analysis laboratory to absorb the increase in samples deriving mainly from the planned plasma donor centres. This is expected to be operational before 2019.

•               Acquisitions

Minority stake (49% in Interstate Blood Bank INC (IBBI)

After the end of the quarter, Grifols reached an agreement to make a financial investment of USD 100 million for 49% of the share capital of Interstate Blood Bank Inc. IBBI is one of the main private and independent plasma suppliers in the United States. The agreement includes an option to acquire the remaining 51% of the share capital for an additional USD 100 million. The purchase option price is USD 10 million and has to be exercised by 2019.

The acquisition of this stake will enable Grifols to strengthen its existing commercial ties with this company.

Increase of Grifols’ stake in Progenika to 89.1%

In the first quarter of 2016, Grifols exercised the option to acquire 32.9% of Progenika’s shares for a total of Euros 25 million. Following this operation, Grifols’ stake in Progenika increased to 89.1% of the share capital.

Progenika specialises in the design and production of genomic and proteomic tests for in vitro diagnostics, disease prognosis, response prediction and drug therapy monitoring. It is also a pioneer in the development of molecular diagnostic technologies. With this acquisition, Grifols once again reinforces its commitment to research and development for its Diagnostic Division.

Liquidity and Capital Resources

Uses and sources of funds

Our principal liquidity and capital requirements consist of the following:

•           costs and expenses relating to the operation of our business, including working capital for inventory purchases and accounts receivable;

•           capital expenditures for existing and new operations; and

•           debt service requirements relating to our existing and future debt.

Historically, we have financed our liquidity and capital requirements through internally generated cash flows mainly attributable to revenues; debt financings; and capital injections. As of March 31, 2016, our cash and cash equivalents totaled Euros 1,007.6 million and we have Euros 450 million undrawn and available as of the date of this report including the US Dollars 300 committed revolving facility under our senior debt agreements. We expect our cash flows from operations combined with our cash balances and availability under our Committed Revolving Credit Facility, and other bank debt to provide sufficient liquidity to fund our current obligations, projected working capital requirements, and capital expenditures for at least the next twelve months. Currently, we do not generate significant cash in any country that might have restrictions for funds repatriation, and we estimate that the existing cash located in the U.S. and Spain, along with the cash generated from operations, will be sufficient to meet future cash needs in key countries.

Cash flow

During the three months period ended 31 March 2016 the Group used net cash flow of Euros 88.3 million. The variation in net cash flow reflects:

•           Net cash from operating activities of Euros 58.3 million. The Euros 280.1 million of cash flow generated by Grifols´ operations was partially offset by Euros 187.6 million of cash used for working capital requirements and Euros 34.2 million of cash used for interest payment and tax collections.

•           Net cash used in investing activities of Euros 92.5 million. The variation in this result reflects investments in the Grifols’ production facilities and the acquisition of a further 32.93% stake in Progenika

•           Net cash used in financing activities of Euros 54.1 million. This result includes mainly debt repayments and other financing activities.

See the cash flow statement included as part of the Condensed Consolidated Interim Financial Statements for a more detailed breakdown of movements.

Indebtedness

On 17 March 2014 the Group concluded the debt refinancing process. The total debt refinanced amounted to US Dollars 5,500 million (Euros 4,075 million) and represents Grifols’ entire debt, including the US Dollars 1,500 million bridge loan obtained for the acquisition of Novartis’ transfusional diagnostics unit. Following the refinancing process, Grifols’ debt structure consists of a US Dollars 4,500 million non-current loan with institutional investors and banks segmented in two tranches (Term Loan A and Term Loan B), and a US Dollars 1,000 million bond issuance (Senior Unsecured Notes).

•               Senior unsecured notes

On 5 March 2014, Grifols Worldwide Operations Limited, a 100% subsidiary of Grifols, S.A., issued US Dollars 1,000 million of Senior Unsecured Notes (the “Notes”) that will mature in 2022 and bears an annual interest at a rate of 5.25%. These notes replaced the Senior Unsecured Notes issued in 2011 amounting to US Dollars 1,100 million, with a maturity in 2018 and at interest rate of 8.25%. On 29 May 2014 the Notes were admitted to listing on the Irish Stock Exchange.

Unamortised financing costs from the senior unsecured debt amount to Euros 125 million at 31 March 2016 (Euros 137 million at 31 December 2015).

•               Senior Secured Debt

On 17 March 2014 the Group refinanced its Senior Secured Debt. The new senior debt consists of a Term Loan A (“TLA”), which amounts to US Dollars 700 million with a 2.50% margin over US Libor and maturity in 2020, a Term Loan B (“TLB”) that amounts to US Dollars 3,250 million and Euros 400 million with a 3.00% margin over Libor and Euribor, respectively, and maturity in 2021 and up to US Dollars 300 million committed revolving facility undrawn as at the date of this report. Furthermore, the embedded floor included in the former senior debt, was terminated.

Unamortised financing costs from the senior secured debt amount to Euros 172 million at 31 March 2016 (Euros 190 million at 31 December 2015).

“Cautionary Statement Regarding Forward-Looking Statements”

The facts and figures contained in this report that do not refer to historical data are “future projections and assumptions”. Words and expressions such as “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “will seek to achieve”, “it is estimated”, “future” and similar expressions, in so far as they relate to the Grifols group, are used to identify future projections and assumptions. These expressions reflect the assumptions, hypotheses, expectations and predictions of the management team at the time of writing this report, and these are subject to a number of factors that mean that the actual results may be materially different. The future results of the Grifols group could be affected by events relating to its own activities, such as a shortage of supplies of raw materials for the manufacture of its products, the appearance of competitor products on the market, or changes to the regulatory framework of the markets in which it operates, among others. At the date of compiling this report, the Grifols group has adopted the necessary measures to mitigate the potential impact of these events. Grifols, S.A. does not accept any obligation to publicly report, revise or update future projections or assumptions to adapt them to events or circumstances subsequent to the date of writing this report, except where expressly required by the applicable legislation. This document does not constitute an offer or invitation to buy or subscribe shares in accordance with the provisions of the following Spanish legislation: Royal Legislative Decree 4/2015, of 23 October, approving recast text of Securities Market Law; Royal Decree Law 5/2005, of 11 March and/or Royal Decree 1310/2005, of 4 November, and any regulations developing this legislation. In addition, this document does not constitute an offer of purchase, sale or exchange, or a request for an offer of purchase, sale or exchange of securities, or a request for any vote or approval in any other jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
		Name:	David I. Bell
		Title:	Authorized Signatory

Date: May 5, 2016